As filed with the Securities and Exchange
Commission on December 27, 1999

CIK  No. 0001086500
Registration No. 333-78549

______________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 6 TO FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

HealthandBeautyDirect.com, Inc.

Delaware   (State or jurisdiction of incorporation or organization)
5961       (Primary Standard Industrial Classification Code Number)
52-2181967 (I.R.S. Employer Identification No.)

2328 West Joppa Road, Suite 100
Baltimore, MD 21093
(800) 797-5335
(Address and telephone number of principal executive offices and principal place of business)

Brian M. Fraidin, Chief Executive Officer
HealthandBeautyDirect.com, Inc.
2328 West Joppa Road, Suite 100
Baltimore, MD 21093
(800) 797-5335
(Name, address and telephone of agent for service)


Copies to:

Drew Field
534 Pacific Avenue
San Francisco, CA  94133
(415) 296-9795

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

The securities on this form are to be offered on a delayed or continuous basis as described in Rule 415 under the Securities Act of 1933. CALCULATION OF REGISTRATION FEE

Title of                            Proposed    Proposed    Amount
each class        Amount to be      maximum     maximum     of
of securities     registered        offering    aggregate  registration
to be                               price       offering    fee
registered                          per share
_______________________________________________________________________

common stock,
$.01 par value     600,000          $10.00      $6,000,000   --
_______________________________________________________________________

   The registrant amends this registration statement on the date or dates as may be necessary to delay its effective date until the registrant files a further amendment which specifically states that this registration statement is effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement becomes effective on the date the commission, acting in accordance with
Section 8(a), may determine

Subject to completion, dated December 27, 1999

600,000 SHARES

logo - HBD initials with an arrow symbol and the name of the company spelled out]

HealthandBeautyDirect.com, Inc.


COMMON STOCK
________________


This is the initial public offering of shares of our common stock. The offering is on a minimum/maximum basis. All amounts received will be held in a bank escrow account until the minimum of 200,000 shares is sold. If we have not sold at least 200,000 shares when the offering ends, all amounts paid will be promptly refunded in full, with interest, and without any deduction for expenses. The offering will end when all 600,000 shares are sold or earlier, if we decide to close it, but no later than June 30, 2000.The shares have been approved for listing on the Chicago Stock Exchange after completion of this offering.


This investment involves a high degree of risk. See "Risk factors" on pages 3 - 4.



Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities; or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

________________

                                     Estimated
                  Price to            selling             Proceeds to
                   public           commissions               HBD

Per share           $10.00              10%                  $9.00
Total minimum
 (200,000 shares   $2,000,000        $200,000              $1,800,000

Total maximum
 (600,000 shares)  $6,000,000        $600,000              $5,400,000

The date of this prospectus is December 9, 1999

Outside back cover

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction in which such offer or solicitation is unlawful.


TABLE OF CONTENTS
                                                                  Page
Prospectus summary                                                   2
Risk factors                                                         3
Use of proceeds                                                      5
Dividend policy                                                      6
Dilution                                                             6
Management's discussion & analysis of financial
condition and results of operations                                  7
Business                                                            11
Management                                                          17
Certain transactions                                                19
Principal shareholders                                              20
Description of capital stock                                        21
Shares eligible for future resale                                   23
Plan of distribution                                                23
Legal matters                                                       24
Experts                                                             25
Additional information                                              25
Index to financial statements                                      F-1

______________________

Until March 27, 1999 all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


PROSPECTUS SUMMARY

OUR BUSINESS

Our business is to market health and beauty-related products through direct to consumer channels of distribution such as television, direct mail, the Internet and radio. The business has been organized as a partnership since 1994. Upon the sale of the minimum number of shares in this offering, the partnership business will become HealthandBeautyDirect.com, Inc., a corporation. We plan to use the proceeds of this offering to expand our direct to consumer marketing efforts, Internet web site, regional service centers and product lines. The terms "HealthandBeautyDirect.com", "HBD", "we" or "our" mean the corporation and its predecessor partnership.

THIS OFFERING OF SHARES
We are offering shares of our common stock directly to the public, primarily our customers, our suppliers and others with whom our management or current owners have a business or family relationship. We may also offer shares through securities broker-dealers to their customers. There are no commitments by anyone to purchase any number of shares.


Minimum number to be sold, or amounts paid
will be refunded                                         200,000 shares

Maximum shares of common stock offered                   600,000 shares

Common stock to be outstanding after the offering
       If minimum is sold                       8,100,000 shares
       If maximum is sold                       8,500,000 shares

Minimum investment is 25 shares at $10 per share or $250. All payments for shares will be deposited into an escrow account at Bank of America, until we have sold 200,000 shares. If we have not sold the minimum number of shares by the termination date, all amounts paid will be promptly refunded in full, with interest, and without any deduction for expenses. The offering will end upon the earlier of: the sale of the maximum of 600,000 shares, June 30, 2000, or the earlier date on which we decide to close the offering. We reserve the right to reject any subscription in full or in part.

HOW TO CONTACT US
Our offices are located at 2328 West Joppa Road, Suite 100, Baltimore,
MD 21093.   Our telephone number is (800) 797-5335, our fax number is
(800) 410-5858 and our web site address is www.healthandbeautydirect.com.

RISK FACTORS

OUR EXPANSION STRATEGY WILL ADD COSTS BEFORE WE RECEIVE ANY INCREASE IN INCOME. IF WE FAIL TO GENERATE SUFFICIENT SALES TO JUSTIFY THESE
EXPENDITURES, WE MAY NOT CONTINUE TO BE PROFITABLE.

We are increasing our costs by adding employees and equipment to handle increased volume of sales and more products. Our continued growth and profitability will depend upon our ability to implement our business strategy and successfully expand our channels of distribution. If we are unable to execute the necessary strategic partnerships and acquisitions, we may be unable to generate sales sufficient to cover our expansion costs. These elements are described later in this prospectus, under the caption "Business: General business strategy."

OUR WEB SITE MAY NOT ACHIEVE THE BRAND NAME RECOGNITION NECESSARY FOR OUR E-COMMERCE BUSINESS TO BECOME SUCCESSFUL IN THE HIGHLY COMPETITIVE HEALTH AND BEAUTY-RELATED MARKET.

We believe that broad recognition and a favorable consumer perception of the HealthandBeautyDirect.com brand are essential to our future
success.   We face a significant competitive challenge from other
companies in the health and beauty-related markets. If we fail to attract and retain a large customer base and our competitors succeed in doing so, we will not be able to grow our business.

WE HAVE A LIMITED HISTORY WITH OUR SERVICE CENTERS AND WE MAY NOT BE ABLE TO OPERATE NEW SERVICE CENTERS PROFITABLY.

We need to effectively execute our plan to open service centers and develop a direct sales network in new geographic markets. We cannot be certain that our service center model will be successful or that we will be able to meet the challenges connected with their operation.


OUR INCOME AND THE VALUE OF OUR INVESTMENT COULD BE SHARPLY REDUCED IF SOMETHING GOES WRONG WITH OUR PRINCIPAL PRODUCT LINE.

Our revenues have been dependent upon the marketing of a limited number of products and services. A significant portion of our revenues and net income to date has been from distribution of the Natural Cover cosmetic products. Our revenues and net income in the short term will continue to be closely tied to the success of this product line. The marketing strategy for the Linda Seidel Natural Cover product line is to emphasize the performance qualities of the foundation system and Linda Seidel's public image as a credible and authoritative source on the use of cosmetics. Product liability claims or unfavorable press about Natural Cover and Ms. Seidel, or the loss of her services would have a material adverse effect on HBD.

WE DO NOT MAINTAIN LONG-TERM CONTRACTS WITH ANY OF OUR DIRECT MARKETING SERVICE CLIENTS AND WE MAY NOT BE ABLE TO ENTER INTO NEW RELATIONSHIPS IN THE FUTURE.

We anticipate that our results of operations in any given period will continue to depend to a significant extent upon revenues from a small number of clients. Achievement of our long-term goals will require us to obtain additional clients on an ongoing basis. The loss of one or more clients or our inability to enter into new client relationships during a particular period could have a material adverse effect on our business, financial condition and results of operations.

IF OUR DIRECT MARKETING CAMPAIGNS ARE UNSUCCESSFUL, WE MAY NOT BE ABLE TO RECOUP ADVANCE EXPENDITURES AND SUFFER SIGNIFICANT LOSSES.

Most businesses obtain products and services on thirty or sixty day terms. Direct marketing businesses must pay in advance for services such as production of marketing materials and media purchases for the Internet and television. These expenditures cannot be adjusted based upon actual performance of the marketing campaigns. In addition, direct marketing operations involve significant expenditures for the purchase of merchandise and the expenses associated with our order
processing, fulfillment and management information systems.   If our
direct marketing campaigns are unsuccessful, we may not be able to recoup these advance expenditures, which could have a material adverse effect on our business, financial condition and results of operations.

WE DO NOT HAVE LONG-TERM CONTRACTS WITH OUR SUPPLIERS AND THEY COULD SUDDENLY STOP SERVING US OR CHARGE US HIGHER RATES.

Our operations rely on outside manufacturers, telemarketing companies, credit card processing firms, marketing professionals, fulfillment houses and delivery companies. We have no long-term contractual assurances of continued supply, pricing or access to these suppliers. Our existing relationships are based on short-term contracts that may be terminated by either party with little or no notice. In addition, we must compete with other companies for the services provided by these vendors. Any interruption in services from these suppliers, could have a material adverse effect on our business, operating results and financial condition.

OUR LIBERAL MERCHANDISE RETURN POLICIES AND EXPANSION PLANS COULD CAUSE SUCH HIGH RETURN RATES THAT WE COULD LOSE OUR CREDIT CARD PROCESSORS.

Part of our marketing and advertising strategy focuses on providing liberal merchandise return policies of up to sixty days during which customers may return products and obtain an unconditional full refund of the purchase price less shipping and handling. Credit card processing companies provide customers with up to six months to request and receive a credit card charge back for their purchases. As we expand our revenues through new channels of distribution and new product introductions, our return rates could increase. Our current reserves for returns and credit card charge backs could become inadequate to cover these claims. In order to continue accepting electronic payment by credit card, we must maintain a merchant account with a bank or finance company. Maintaining a merchant account is dependent upon our credit rating and percentage of customer credit card charge backs. The loss of our merchant account, and the inability to secure another merchant account, would have a material adverse effect on our business and financial condition.

BECAUSE WE MARKET HEALTH AND BEAUTY-RELATED PRODUCTS, WE RISK CONSUMER CLAIMS FOR HARMFUL EFFECTS, WHICH OUR INSURANCE MAY NOT COVER.

Selling health and beauty-related products carries the risk of consumer claims for harmful effects. Though not regulated or required by any government agency, the health and beauty products we sell have been appropriately tested and we make ingredient lists available to customers in literature and on labels. In addition, we maintain general liability and business interruption insurance.
However, the loss of insurance coverage, or claims in excess of the insurance coverage, could have a material adverse effect on our business, operating results and financial condition.

WE MAY IDENTIFY INTERNAL SYSTEMS THAT PRESENT A YEAR 2000 COMPLIANCE RISK, WHICH COULD DISRUPT OUR BUSINESS.

The Year 2000 issue is the result of computer programs written using year identifiers, consisting of two digits, rather than four. Use of two digits to identify years may cause a computer operating system to recognize a date using "00" as the year 1900, rather than the year 2000. The year 2000 issue could result in system failures or miscalculations causing disruption to the operation of many businesses. We have formed a Year 2000 Project Group to identify and correct potential compliance problems. At this time, testing has been completed and all of our internal systems are Year 2000 compliant. However, as we continue to monitor and analyze our internal systems through the year end, we may identify a Year 2000 risk that may have a material adverse effect on our business, financial condition and results of operations.

WE MAY IDENTIFY THIRD PARTY SYSTEMS THAT PRESENT A YEAR 2000 COMPLIANCE RISK, WHICH COULD DISRUPT OUR BUSINESS.

Since we rely upon governmental agencies, telecommunication service companies, utility companies and other service providers outside of our control and for whom there are no secondary providers, we cannot guarantee that consumers will be able to visit our web site without serious disruptions arising from the Year 2000 problem. Additionally, the Internet could face serious disruptions arising from the Year 2000 problem. Given the pervasive nature of the Year 2000 problem, we cannot guarantee that disruptions in other industries and market segments will not adversely affect our business. Any year 2000 compliance problem involving HBD, our current or any future strategic marketing partners, our vendors or our users could have a material adverse effect on our business, financial condition and results of operations.

We have received assurances from many of our suppliers that they are or will become Year 2000 compliant in a timely manner. In the event that any of our major suppliers fails to become Year 2000 compliant, we have developed a contingency plan to address the issues that may arise as a
result.   The plan includes adding extra inventory of the products we sell and engaging multiple vendors for services such as credit card processing and telemarketing. We will continue to monitor and test our systems as the year end approaches.


HOW WE INTEND TO USE THE PROCEEDS OF THIS OFFERING

We estimate that the net proceeds to HBD will be $1,615,000 from the sale of the minimum number of shares, $3,415,000 from sale of the midpoint number of shares, and $5,215,000 from sale of the maximum number of shares, after deducting estimated offering expenses and commissions payable by HBD. The table below shows how we intend to use the estimated net proceeds from this offering, for the minimum, the maximum and a selected mid-point of sales.

Approximate Amount and Percentage
Category Description     200,000 shares   250,000 shares   500,000 shares
Direct Response
Marketing (1)           $600,000  37.2% $1,200,000  35.1%  $1,500,000  28.8%
Web Site Development(2) $500,000  31.0%   $750,000  22.0%  $1,000,000  19.2%
Regional Service
Centers (3)             $250,000  15.5%   $500,000  14.6%  $  750,000  14.4%
Product Line
Expansion(4)            $165,000  10.2%   $300,000   8.8%  $  650,000  12.5%
Management Personnel(5) $100,000   6.2%   $300,000   8.8%  $  600,000  11.5%
Capital Equipment(6)       $   0  00.0%   $200,000   5.9%  $  400,000   7.7%
Inventory(7)               $   0  00.0%   $165,000   4.8%  $  315,000   6.0%
                          ---------  -----  --------  ------ --------- -----
Total Use of
Net Proceeds          $1,615,000 100.0%  $3,415,000 100.0%  $5,215,000 100.0%


The categories for expenditure are described as follows:

1. Direct response marketing is our single largest expenditure and includes expenses related to production of print, television, audio and video marketing materials, media buying and the distribution costs associated with direct to consumer marketing campaigns.

2. Web site implementation includes expenditures for graphic design, technical design, content development, hosting, marketing and maintenance. In addition, it is anticipated that funds will be required to bring the computer and operational systems for new clients' products on-line for distribution.

3. Expansion of our regional service centers will require expenditures on new site development, physical location build-out, office furniture, computer equipment, personnel recruitment, training, marketing materials and initial advertising campaigns.

4. Product line development and expansion for distribution through our web site, service centers and direct response marketing efforts will be required to provide our customers with a comprehensive selection of products and services.

5. Additional management personnel will be hired to oversee the operations of HBD's expanded marketing efforts in such areas as our web site, regional service centers and new product expansion.

6. The introduction and expansion of our channels of distribution will involve continued capital investment in areas such as telecommunications, computer equipment and design systems.

7. The introduction of new products will require additional investment in inventory of these products at our fulfillment centers for timely and efficient delivery to our customers.

From time to time, we expect to evaluate possible acquisitions of or investments in businesses, products and technologies that are complementary to those of HBD, for which a portion of the net proceeds of this offering may be used. We are routinely contacted by product developers, and in such capacity evaluate new product proposals, and we make new business presentations as part of ordinary course of business. We presently have no commitments or understandings for any such acquisitions or investments, and are not presently engaged in any serious negotiations. No portion of the net proceeds has been allocated for any specific acquisition or investment. Our future growth and profitability could be affected by decisions on any acquisitions of or investments in businesses, products and technologies. Management will be able to make those decisions without a vote by the shareholders.

We believe that the proceeds of this offering, together with projected cash flow from operations and available cash resources, including our Bank of America line of credit, will be sufficient to satisfy our cash requirements for at least 12 months following this offering. We believe that the effect of raising less than the maximum amount in this offering would be to limit the rate at which we might invest for expansion. If, we are unable to implement our strategy as currently projected for reasons such as changes in market conditions, competitive factors, unanticipated expenses, or operating difficulties, we may reallocate a portion of the proceeds within the categories listed above. For example, if our direct response marketing is more effective than projected, we may reduce the amount to be spent for direct response marketing and reallocate it to building inventory to handle the resulting higher sales volume. And while we may also seek additional financing, it is possible that financing may not be available on commercially reasonable terms, or at all.

We will invest the proceeds not immediately required for the purposes described above principally in United States government securities, short-term certificates of deposit, money market funds or other short-term interest-bearing investments.


DIVIDEND POLICY

We do not expect to pay any cash dividends on the common stock in the foreseeable future. The board of directors currently plans to retain earnings for the development and expansion of our business. Any future determination as to the payment of dividends will be at the discretion of the board of directors and will depend on a number of factors including future earnings, capital requirements and financial condition.

Through December 31, 1998, HBD was treated for federal and state income tax purposes as a general partnership under the Internal Revenue Code. As a result, our earnings were subject to taxation at the partner rather than the corporate level for federal and state income tax purposes.


DILUTION

On September 30, 1999, HBD had a net tangible book value of $1,661,481 or $0.21 per share. The net tangible book value per share is equal to our total tangible assets, less total liabilities and divided by total number of shares of common stock outstanding. After giving effect to the sale of the minimum and maximum number of shares being offered and the application of the estimated net proceeds, HBD's pro forma net tangible book value as of September 30, 1999 would have been $3,276,481 after sale of the minimum and $6,876,481 after sale of the maximum number of shares, or $0.40 per share and $0.81 per share. This represents an immediate increase in net tangible book value to present owners of $0.19 per share at the minimum and $0.60 per share at the maximum. It represents an immediate dilution to new investors purchasing shares in this offering of $9.60, or 96%, per share at the minimum and $9.19, or 91.9%, per share at the maximum. The following table illustrates the per share dilution in net tangible book value per share to new investors:

                                           Minimum                 Maximum
                                        (200,000 shares)      (600,000 shares)
Public offering price per share                   $10.00                $10.00
      Net tangible book value per share
        On September 30, 1999               $0.21              $0.21
      Increase in net tangible book
      value per share attributed to
      present owners                        $0.19              $0.60

Pro forma net tangible book value per share
      as of September 30, 1999                     $0.40                $0.81

Net tangible book value dilution per share
      to new investors                             $9.60                $9.19


This table shows what the present owners paid for their ownership of the business in 1994 and 1995, compared to the price of shares in this offering, assuming that the minimum number of shares are sold in this offering:

                   Shares owned   Percent   Amounts paid   Percent
Price/share

Present owners       7,900,000     97.5%     $1,661,481    45.4%     $  0.21
New investors          200,000      2.5%     $2,000,000    54.6%      $10.00

The following table shows the same information, assuming that a midpoint number of shares are sold in this offering:

                   Shares owned   Percent   Amounts paid   Percent
Price/share

Present owners       7,900,000     95.2%     $1,661,481     29.3%     $ 0.21
New investors          400,000      4.8%     $4,000,000     70.7%     $10.00


The following table shows the same information, assuming that the maximum number of shares are sold in this offering:

                   Shares owned   Percent   Amounts paid   Percent
Price/share

Present owners       7,900,000     92.9%     $1,661,481     21.7%     $ 0.21
New investors          600,000      7.1%     $6,000,000     78.3%     $10.00

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview
HBD provides direct marketing services for specialty health and beauty-related products. Since our inception, we have focused our efforts on developing a direct response operating infrastructure and marketing capabilities. These capabilities have enabled us to market our principal products under the Linda Seidel Natural Cover brand name as well as offer similar direct response marketing services to third party clients. In addition, we have begun to expand our multiple direct response channels of distribution. We have experienced an increase in net sales from $7.69 million in 1997 to $9.55 million in 1998, an increase of 24%. During the first nine months of 1999, we experienced a 5% increase in net sales to $7.62 million from $7.24 for the first nine months of 1998.

We have invested significant resources in terms of capital and senior management time in developing our direct response infrastructure including upgrading our proprietary management information systems to support our customer service and fulfillment departments, enhanced telecommunications equipment, media buying capabilities and streamlining operating facilities to handle growth in net sales. This integrated operating infrastructure enables us to significantly influence the execution of our marketing strategy, advertising expenditures and fulfillment of customer purchases, while maintaining valuable direct customer relationships.

Our net sales are generated through use of direct response advertising techniques to market our products or the products of our clients. As we have expanded our product lines and client base, we believe we have been able to leverage our operating infrastructure and marketing capabilities. We are executing a phased expansion of our channels of distribution, including television, the Internet, direct mail, medical professional network, and regional service centers.

Our marketing strategy has been to reduce HBD's reliance on any one product or any one channel of distribution. In 1997, purchases of Linda Seidel's Natural Cover products directly from television accounted for approximately 68% of net sales, purchases of Linda Seidel Natural Cover products from other channels of distribution such as medical offices and reorder customers accounted for approximately 10% of net sales and direct response media sales and services to third party clients accounted for approximately 22% of net sales. This diversification of net sales continued during 1998 with purchases from television of Linda Seidel's Natural Cover products accounting for approximately 41% of net sales, purchases of Linda Seidel Natural Cover products from other channels of distribution accounting for approximately 12% of net sales and direct response media sales and services to third party clients accounting for approximately 47% of net sales.

The prevailing market conditions, in addition to the successful development and testing of our marketing materials and those of our clients, have caused the volume and timing of our direct response advertising efforts to vary. As a result, our financial results have fluctuated significantly from quarter-to-quarter and year-to-year, and may continue to do so in the future.

We generally recognize revenues on product purchases when they are shipped to customers and on direct response media sales and services when they are provided to clients. We have created a reserve for product refunds and bad debts associated with product sales and credit card receivables based on historical statistical trends. Third party clients prepay for direct response media sales and services. HBD accounts for these prepayments as a current liability until the services are provided. Our gross profit margin has fluctuated from year-to-year based on a combination of changes in the cost of goods percentage associated with our product mix, development of various channels of distribution, increased revenues from direct response media sales and services to clients and economies of scale achieved from our vendors.

We capitalize the production costs for development of our direct response marketing materials. At December 31, 1997, we had unamortized production costs associated with direct response marketing materials of $338,449. There were unamortized production costs associated with direct response marketing materials of $453,560 at December 31, 1998. At September 30, 1999, we had unamortized production costs for direct response marketing materials of $482,864. These costs are being amortized over their expected useful life based on management's current estimates.We expense direct response advertising costs in proportion to the total future economic benefits directly attributable and traceable to those costs. For the year ending 1997, we expensed $2,367,232 and capitalized $256,927 of direct response advertising costs associated with the Linda Seidel Natural Cover product line. For the year ending 1998, we expensed $1,924,877 and capitalized $393,379 of direct response advertising costs associated with the Linda
Seidel Natural Cover product line. Capitalized direct response advertising costs are being amortized over their estimated future economic benefits, based on management's current estimates.

Since inception, we have operated as a general partnership, and as a result, have not been subject to federal or state income taxes. Upon the transfer of the assets and liabilities of the partnership, we will become subject to federal and state income taxes. HBD is the successor to the business operated by Transforming Cosmetics, a partnership. The pro forma effect of the transfer of Transforming Cosmetics, are organization of entities under common control, will not be materially different than the September 30, 1999 historical financial statements.

RESULTS OF OPERATIONS
The following table shows, for the periods indicated, major line items from HBD's statements of income as a percentage of net sales. Any trends reflected in the following table may not be indicative of future results.

                             Year ended              Nine months ended
                             December 31,                September 30
                           1997      1998              1998        1999
Net sales................  100.0%    100.0%            100.0%     100.0%
Cost of sales............   73.3      77.8              78.7       84.6
                         --------  --------           -------    -------
Gross profit.............   26.7      22.2              21.3       15.4
Marketing and selling
expenses...............     13.1      9.9               10.3        6.1
General and
administrative expenses... ..9.3      6.0                6.5        6.6
                          -------   -------            -------    ------
Income from continuing
operations.....              4.4      6.3                4.4        2.7

Non-operating, expense
 income, net........        (0.1)     0.1                0.1        0.1
                          --------   -----             -------   -------
Net Income before taxes     4.3%     6.4%                4.5%       2.7%
                           -------  ------              ------    ------

COMPARISON OF 9 MONTHS ENDING SEPTEMBER 30, 1999 AND SEPTEMBER 30,
1998
Net sales.   Net sales increased approximately 5% to $7.62 million for
the nine months ended September 30, 1999 from $7.24 million for the nine months ended September 30, 1998. Net sales increased due to growth in direct response media sales and services to third party clients. Net sales are computed by deducting the product returns from the gross sales.

Gross profit. Gross profit decreased 24% to $1.17 million for the nine months ended September 30, 1999 from $1.1.54 million for the nine months ended September 30, 1998. As a percentage of net sales, gross profit declined to 15.4% for the nine months ended September 30, 1999 from 21.3% for the nine months ended September 30, 1998. The decrease in gross profit dollars and gross profit as a percentage of net sales is due to both an increase in amortization and depreciation charges and an increase in net sales from direct response media sales and services, which have a lower gross profit percentage than our product sales.

Marketing and selling expenses. Marketing and selling expenses decreased 63% to $0.47 million for the nine months ended September 30, 1999 from $0.75 million for the nine months ended September 30, 1998. The decrease in marketing and selling expenses is due to a reduction in telemarketing fees, credit card processing charges and postage associated with a lower volume of introductory product kits sold during the first nine months of 1999 than were sold during the same period of 1998. As a percentage of net sales, marketing and selling expenses decreased to 6.1% from 10.3%.

General and administrative expenses. General and administrative expenses increased $31,776 or 7% to $0.51 million for the nine months ended September 30, 1999 from $0.35 million for the nine months ended September 30, 1998.
As a percentage of net sales, general and administrative expenses increased to 6.6% for the nine months ended September 30, 1999 from 6.5% for the nine months ended September 30, 1998.

Other non-operating items. Non-operating items accounted for approximately 0.1% income for the nine months ended September 30, 1998 and approximately 0.1% income for the nine months ended September 30, 1998. The non-operating items did not have a significant effect on us during either nine-month period.

Provision for income taxes. During the first nine months of 1999 and 1998, we operated as a general partnership and as a result were not subject to federal or state income taxes.

COMPARISON OF YEARS ENDED DECEMBER 31, 1998 AND DECEMBER 31, 1997
Net sales. Net sales increased 24% to $9.55 million in the year ended December 31, 1998 from $7.69 million in the year ended December 31, 1997. Net sales increased primarily due to growth in direct response media sales and services to third party clients to approximately $4,300,000 in 1998 from approximately $1,700,000 in 1997. Net sales are computed by deducting the product returns from the gross sales.

Gross profit. Gross profit increased 4% to $2.14 million in 1998 from $2.06 million in 1997. As a percentage of net sales, gross profit declined to 22.2% in 1998 from 26.7% in 1997. The increase in gross profit dollars is due to higher net sales. The decrease in gross profit as a percentage of net sales is primarily due to the increase in net sales from direct response media sales and services which have a lower gross profit percentage than HBD's product sales.

Marketing and selling expenses. Marketing and selling expenses decreased 5.8% to $0.95 million in 1998 from $1.01 million in 1997.
The decrease in marketing and selling expenses is due to a reduction in bad debt expense, telemarketing fees, credit card processing charges and postage associated with a lower volume of higher priced introductory product kits sold during 1998 than were sold during 1997. As a percentage of net sales, marketing and selling expenses decreased to 9.9% in 1998 from 13.1% in 1997 due to the increase in net sales in 1998.

General and administrative expenses.   General and administrative
expenses decreased $142,133 or 24.9% to $0.57 million in 1998 from $0.71 million in 1997. As a percentage of net sales, general and administrative expenses decreased to 6.0% in 1998 from 9.3% in 1997 reflecting the economies of scale of our operating infrastructure associated with the our higher net sales in 1998.

Other non-operating items.  Non-operating items accounted for approximately 0.1% income in 1998 and approximately 0.1% expense in
1997.   The non-operating items did not have a significant effect on us in either year ending 1997 or year ending 1998.

Provision for income taxes. During 1998 and 1997 HBD was operated as a general partnership and as a result was not subject to federal or state income taxes.

LIQUIDITY AND CAPITAL RESOURCES
Since our inception, we have met our operating and cash requirements through funds generated from operations, vendor credit terms, a line of credit from Bank of America and Venture Media Limited Partnership's initial investment. We had cash and cash equivalents of $291,759 as of September 30, 1999, $634,108 as of December 31, 1998 and $226,956 as of
December 31, 1997.

Net cash provided by operating activities in the year ended December 31, 1998 was $1.4 million, consisting primarily of net income adjusted for noncash charges related to depreciation, amortization and provision for bad debts, decreases in accounts receivable, prepaid expenses and deposits, and an increase in advanced client media deposits, offset in part by a reduction in accounts payable, accrued expenses, due to affiliates, and the reserve for sales refunds and an increase in inventory. At year ended December 31, 1998 we received advanced client media deposits of $541,983 for direct response media sales and services to be provided in January 1999 which were included in the cash balance and accounted for as a current liability. Net cash provided by operating activities in the year ended December 31, 1997 was $496,292, consisting primarily of net income adjusted for noncash charges related to depreciation, amortization and provision for bad debts, a decrease in deposits, a net increase in current liabilities and an increase in the reserve for sales refunds, offset by increases in accounts receivable, inventory and prepaid expenses.Cash used for investment in the production of marketing materials, development of management information systems, purchases of direct response advertising, disposal of fixed assets and expansion of property, plant and equipment was $671,058 in 1998 and $626,947 in 1997. We plan to continue to invest significant amounts on these various long-term assets as necessary to expand our net sales.

Cash advanced to employees/affiliates for the year ended December 31, 1998 was $61,113, compared to cash received from employees/affiliates for the year ended December 31, 1997 of $474,230. The amounts received during 1997 from employees/affiliates primarily consisted of cash held in bank accounts and credit card processing facilities in the name of the general partner, Venture Media Limited Partnership, which were changed during 1997 into HBD's name.

We believe that our cash on hand, together with cash generated by operations and the net proceeds of this offering, will be sufficient to meet our capital requirements through the end of the third quarter of 2000. The amount and timing of our future capital requirements will depend on numerous factors including, without limitation, the costs and timing of new product development and introduction, development and expansion of our web site, potential strategic acquisitions or joint ventures and the success of HBD's marketing, sales and distribution efforts. As of December 31, 1997, we had a secured $500,000 revolving inventory and receivable credit line at Bank of America. As of December 31, 1998, the credit line had been increased to $1,000,000.
As of the date of this offering, the bank line of credit has been increased to $2,000,000 and has never been accessed since its inception. There can be no assurance that if additional funds are required they will be available to HBD on favorable terms, if at all.

INFLATION
We do not believe that inflation, which has been limited for our entire operating history, has had a material effect to date on our net sales or results of operations.

SEASONALITY
We do not believe that seasonality has had a material effect to date on our net sales or results of operations. Seasonality may have an influence on our net sales or results of operation in the future because we may provide our direct marketing services to clients whose products or services have a seasonal nature.

YEAR 2000 COMPLIANCE
During 1998, we formed a Year 2000 Project Group to identify and address Year 2000 compliance matters. Our systems have all passed the initial testing and a contingency plan has been developed to cover possible vendor shortages. System evaluation, hardware and software upgrades and the development of the contingency plan have cost approximately $60,000 to date. By year end, a total of $75,000 in management time and resources may be spent to ensure that our internal systems and those of key vendors will make a smooth transition to the Year 2000.


BUSINESS

Our business is to market health and beauty-related products through direct to consumer channels of distribution such as television, direct mail, the Internet and radio. Revenues are generated from sales of products that the business owns and by providing direct to consumer marketing services for the clients' products. The business includes developing marketing campaigns, purchasing direct response advertising and handling product fulfillment.

BACKGROUND OF THE BUSINESS
The business was started as a partnership in April of 1994, under the
name Transforming Cosmetics.   We believe that a corporation is a more
suitable form of public ownership than the current partnership. For that purpose, we formed HealthandBeautyDirect.com, Inc. as a Delaware corporation on March 18, 1999. After the minimum number of shares is sold in this offering, all of the assets and liabilities of the Transforming Cosmetics partnership will be transferred to HBD, in
exchange for 7,900,000 shares.   Investors in this public offering will
own shares in HBD, along with the former partners in Transforming Cosmetics, which will cease to exist after the transfer.

INDUSTRY OVERVIEW
In recent years, retailing in the United States has been rapidly shifting to non-store retail sales or "direct to consumer sales," through such media as direct mail catalogs, television, home shopping channels, infomercials, and, recently, the Internet. In particular, the Internet has experienced unprecedented growth in recent years and this growth is expected to continue. According to the Boston Consulting Group, on-line revenues generated by North American Retailers totaled $14.9 billion in 1998 and are expected to exceed $36 billion in 1999. And, according to the International Data Corporation, the number of people who make purchases over the Web will increase from 31 million in 1998 to more than 183 million in 2003.

These are the categories of products that we expect to market through our multiple direct to consumer channels of distribution:

- Beauty and Fashion which includes cosmetics, bath & body, skin care, hair, fragrances, nails, etc.;
- Exercise and Fitness which includes equipment, videos, health clubs, etc.;
- Diet and Nutrition which includes vitamins, supplements, diet programs, etc.;
- Cosmetic Surgery which includes surgery for the face, eyes, neck, hair, eyes, body, etc.; and
- Health and Pharmacy which includes prescription/non-prescription medicine, personal care, etc.


COMPETITION
We specifically compete through use of direct marketing techniques in the health and beauty-related industry with various products that we market and distribute. The health and beauty-related industry is fragmented and highly competitive. Participants in the industry compete primarily on price, quality, access to distribution, brand name recognition, image, inventory availability and product performance. Within each of our specific health and beauty-related product categories we compete against many companies who may have longer operating histories, larger financial resources, broader management depth, more sophisticated technology, greater name recognition and access to various other critical resources.

Our direct marketing web site, HealthandBeautyDirect.com, is currently under development and faces competition from numerous other web sites.
Some of these web sites include women.com, iVillage.com, drugstore.com, planetrx.com, healthshop.com, phys.com, beauty.com, indulge.com, gloss.com,ibeauty.com, eve.com,reflect.com,mothernature.com, webmd.com and drkoop.com. Hundreds of other competitive web sites currently exist; and in the future, many new competitive web sites are likely to be developed. Our web site may also indirectly compete with web retrieval and web portal companies such as America Online, Yahoo, MSN, Infoseek and Excite, who direct consumer traffic to many other competitors.

Our Linda Seidel Natural Cover product line of cosmetics competes in the industry segment known as "corrective makeup." There are several competitors in this segment. One competitor, Derma Blend, has greater sales than Natural Cover and has successfully distributed its products through various well-known retailers. In addition, most major cosmetic companies provide a "concealer" line of foundation products targeted for consumers with minor skin imperfections. Any one of these companies, or some other business, could quickly become our direct competitor.

We expect that we will face additional competition from new market entrants and current competitors as they expand their direct marketing business models. To be competitive, we must respond promptly and effectively to the challenges of technological change, evolving standards and our competitors' innovations.

GENERAL BUSINESS STRATEGY
Our objective is to become the country's leading direct to consumer marketer and distributor of health and beauty-related products. We plan to accomplish this objective by:

- capitalizing on our direct to consumer marketing expertise, which includes the production of direct response videos and printed marketing campaigns and the purchase of direct response advertising;
- expanding our direct to consumer channels of distribution to include sales through our Internet web site, service centers, medical professional network and international markets;
- building upon our cost effective integrated operating infrastructure;
  and
- developing marketing relationships with health and beauty-related companies.

Detailed descriptions of these four steps are outlined below:

CAPITALIZING ON OUR DIRECT TO CONSUMER MARKETING EXPERTISE
Our primary channel of distribution is direct to consumer advertising through cable and broadcast television, catalogues and direct mail. We use direct to consumer marketing, rather than traditional retail distribution because:

- we can analyze and monitor the efficiency of advertising expenditures;
- it is a low cost method to test and fine tune new product introductions;
- we can use our cost effective operational infrastructure to nationally distribute consumer products;
- we build and own a proprietary customer database for future marketing efforts; and
- we have direct interaction with customers to provide them with exceptional customer service.

To efficiently execute our direct to consumer marketing strategy, we have developed the capabilities to produce a variety of marketing materials including television and radio commercials, video mailers, catalogues and direct mail. In addition, we are also able to manage the associated direct to consumer advertising campaigns. Traditionally, these services are performed on a contract basis with outside third party vendors. However, we execute many of these tasks in-house by utilizing our staff and the services of free-lance professionals.

Production of direct to consumer marketing materials. Typically, a marketer would contract with an advertising agency to develop, manage and execute a marketing strategy for its products. The agency would in turn hire writers, directors, producers, videographers, graphic designers, photographers, printers and other professionals to produce the required marketing materials. By bringing the development and management of the marketing materials in-house and utilizing our network of free-lance creative production professionals, we are able to produce effective marketing materials at significantly lower costs, respond quickly to changes in the marketplace and manage several projects simultaneously. These creative and technical skills will be utilized to market and develop our web site and service centers.

Media buying. The purchase of advertising is the single largest expenditure associated with our business to date. Our media buying strategy is made with a concentrated focus on each campaign's profitability. We have developed a fully integrated approach to managing each of our marketing campaigns including media buying, financial analysis and project management. Our media team has over 20 years of combined experience in the field of direct to consumer media management. We have purchased advertising on every major national and regional cable station, on hundreds of broadcast stations in all 50 states, and on various nationally syndicated programs. Media is purchased in numerous weekday, weekend and overnight time slots based on its availability and cost. We maintain a comprehensive proprietary database of media costs and performance results from our campaigns. A computer simulated financial model of each direct to consumer campaign is developed to provide management with appropriate financial reports and projections. It measures the impact on our campaigns from the cost of media time, manufacturing, credit card processing, telemarketing, fulfillment, returns, payments by check and other unique costs of a project.

In addition, we have assembled a team of service providers to assist in maintaining a cost effective operating structure. We have established and maintained relationships with the industry leaders in the areas of tape duplication and video trafficking, inbound telemarketing and credit card processing. Media buying will be one of the key components to the success of our business and we plan to expand our capabilities through a series of personnel additions and limited strategic acquisitions.

EXPANDING OUR DIRECT TO CONSUMER CHANNELS OF DISTRIBUTION
We are expanding our customer database through development of multiple direct to consumer channels of distribution including the Internet, service centers, alternative channels and an international network. We believe that by maintaining significant control over our channels of distribution we have the ability to:

- leverage investments in advertising and marketing programs across multiple distribution channels to build national consumer brand names;
- enhance customer satisfaction by offering greater accessibility and providing professionally trained staff to interact directly with customers in person or via the telephone; and
- utilize information gathered from each channel of distribution to develop and support the others.

INTERNET SALES. The objective of our web site will be to provide our customers with an efficient way to gain valuable information on numerous products and services available in the health and beauty-related industries and a cost effective means to purchase our products and services through electronic commerce. The following categories of products will be available to customers through HealthandBeautyDirect.com:

- Beauty and Fashion
- Exercise and Fitness
- Diet and Nutrition
- Cosmetic Surgery
- Health and Pharmacy
- Alternative Medicine

Our web site will offer electronic distribution of products and information for:

- owners of unique entrepreneurial health and beauty-related products who typically do not have access to the traditional retail channels of distribution;
- major consumer product manufacturers who view the Internet as a complementary channel of distribution to their existing retail platform; and
- specialized health and beauty-related service providers who would benefit from a coordinated national direct to consumer marketing campaign.

Based on our internal development projections, we expect that sections of our HealthandBeautyDirect.com web site will be completed and made available for use by our customers within the next three months. The execution steps for completion of our web site are:

- completion of the graphic and navigational design;
- implementation of the textual, audio, video and interactive elements;
- technical development of the internal structure to transact e-commerce;
- coordination with various information content providers; and
- arranging for product and service providers.

During this offering, prospective investors will be able to view the current stage of development for our web site by visiting www.healthandbeautydirect.com. Once we have completed development of sections of our web site and have made them available to our customers, one of our most significant challenges will be to promote our web site. We believe that our most cost effective mechanism for driving traffic to our web site will be implementing various forms of direct to consumer advertising.

Although Internet sales will represent only a small segment of our total sales in the near future, marketing products directly to consumers through other channels of distribution has enabled us to build the basic corporate infrastructure necessary to capitalize on the business opportunity presented by the Internet. Our preparation for effective use of the Internet includes our approach to handling toll-free 800 and 888 number customer service, management information systems, credit card processing capabilities, development of video and print marketing materials, tracking and analysis of effective advertising expenditures and flexible entrepreneurial management. As more consumers accept the Internet as a safe, convenient way to purchase goods, we expect that sales through our web site will contribute significantly to our overall direct to consumer channels of distribution. The ability of the Internet to develop systems that can cope with increased traffic and demands for speed, data capacity and security will impact on every business seeking to utilize the Internet.

We currently hold the domain name "healthandbeautydirect.com" and a number of other related names.

SERVICE CENTERS. Our direct to consumer strategy includes building a nationwide network of service centers to reach those consumers who typically purchase their health and beauty-related products and services through traditional retail channels of distribution rather than television, direct mail, or the Internet. The average service center will be located in a medical or office complex, require 750 square feet of space and employ one service professional.
Our service centers will provide customers with a cost effective way to receive professional consultations while experiencing our products first hand. Customers will also be able to purchase products and receive a demonstration of how products can be ordered at our web site or through one of our catalogs. Customer names will be maintained in our proprietary database for future marketing opportunities. Upon completion, this network will provide us with a platform to introduce and test market new health and beauty-related products. We currently operate one service center location.

ALTERNATIVE CHANNELS OF DISTRIBUTION. We currently distribute our products to a network of over 600 plastic surgery and dermatology professionals in the United States. This network provides us with an additional method of selling our products and building a loyal customer database. Professionals are furnished with informational videos and
literature to distribute free of charge to their patients.   Patients
may purchase products from their medical professionals or they may order products directly from us via our toll-free numbers. In addition, patients have direct access to our trained staff from the privacy of their homes during their recovery period.

INTERNATIONAL DIRECT RESPONSE DISTRIBUTION NETWORK. The demographic and technological trends that are driving the retail consumer shift to non-store shopping in the United States are also present in many international markets. We currently sell products to wholesale accounts in the United States who resell in Canada, Taiwan and Australia. In addition, we have produced foreign language marketing materials targeted for the Hispanic consumer market.

BUILDING UPON OUR COST EFFECTIVE INTEGRATED OPERATING INFRASTRUCTURE
We have developed a vertically integrated operating infrastructure with sufficient flexibility to handle the intricacies of direct to consumer marketing. Its effectiveness is based on our management information system and specialized vendor relationships. We anticipate that as sales volume increases, we will use our operating infrastructure over larger volumes of business to reduce our marginal costs per order. As we expand our web site, we will need to address the particular intricacies of conducting e-commerce.

We have developed a proprietary management information system that integrates our order entry, credit card processing and product fulfillment operations. Effective operation of both the existing management information systems as well as newly developed systems to manage our growth will be critical to our success. The key features are described below:

Proprietary customer database. Our proprietary customer database contains a profile of each customer detailing such information as mailing address, telephone number, credit card number and payment history. In addition, it provides relevant personal information on product usage, order history, marketing source codes and notes of prior contacts with the customer made by phone, fax or mail. After an order has been entered into the database, it is processed, invoiced and printed for product fulfillment.

Electronic credit card processing. Our management information system downloads orders daily from several inbound telemarketing firms located throughout the country. A credit card processor verifies and authorizes the customer's credit card charges. The verified credit card information is transmitted back from the credit card processor and updates our customer database. The funds are then electronically transferred to our bank accounts, typically within three business days.

Inbound telemarketing. One of our direct response television campaigns can generate from 50 to 2,000 calls per commercial. We have contracted with inbound telemarketing vendors across the country to ensure that when customer call volumes are highest, customer information and orders can be captured successfully. We have also enlisted the services of vendors for customers who require Spanish speaking operators.

Customer service. We provide our customers with toll-free telephone access to our in-house customer service department. During non-business hours callers are invited to select the option of placing orders with an express order processing service provided by a third party vendor. In-house customer service representatives can process orders directly into our proprietary management information system. The representatives are authorized to resolve most customer service issues immediately, including technical product advice, billing questions, product exchanges and issuing return authorizations.

Manufacturing. HBD subcontracts with a variety of domestic and international companies for the manufacture of our packaging and products. Products are developed and manufactured according to our own specifications. In-house specialists work with chemists to produce new products based on input received directly from customers who use our products personally and professionally.

Warehousing. We maintain a warehouse facility that houses our product and finished goods inventories. As customer orders are received, we pick and pack the products for shipment in accordance with the customer's delivery schedule.

Shipping. Our management information system processes customer orders and generates an invoice that is sent to fulfillment for assembly and shipment. The system is specifically designed with a number of quality control features to help ensure the accuracy of each order. Since the UPS strike in 1997, substantially all of the shipments have been transferred to the USPS Priority Mail Service. Federal Express, Airborne and Express Mail overnight services are available by request.

Developing marketing relationships with health and beauty-related companies One of our principle objectives is to build a portfolio of unique health and beauty-related products. To accomplish this objective, we intend to pursue partnerships, joint ventures and licensing agreements with entrepreneurs who have developed these types of products. We believe that HBD will be an attractive partner for many of these entrepreneurs because of the experience our management team has gained by successfully building the Linda Seidel Natural Cover cosmetics brand.

Our first partnership began with the acquisition of the marketing rights to distribute the Linda Seidel line of cosmetic products. These products consisted of Natural Cover foundation concealers, glamour enhancers and a skin conditioning system. The entrepreneurs had been in business for approximately fifteen years and had annual sales of less than $400,000. By implementing our direct to consumer marketing techniques, we have built their business to over $4,000,000 in annual sales for both calendar years 1997 and 1998. In addition to providing our marketing expertise, we offer entrepreneurs:

- access to multiple direct to consumer channels of distribution;
- direct to consumer marketing expertise;
- a vertically integrated operating infrastructure;
- capital to develop, advertise and build their line of products; and
- the ability to cross-market their products to our existing customer database.

We have provided direct to consumer marketing services to clients who market an acne treatment system, an air bed mattress and vitamin supplements. We are in discussions with specific entrepreneurs to test-market and distribute their products, including a dermatologist developed skin care product, a specialty line of fragrances, a bath and body treatment system and a cosmetic plastic surgery network.

EMPLOYEES
As of September 30, 1999, we had 14 full-time and 8 part-time employees. At various times during the year temporary employees are utilized for fulfillment and administrative functions. None of our employees is currently covered by collective bargaining agreements. We consider our employee relations to be good.

FACILITIES
We currently operate a 2,635 square foot office facility and a 2,700 square foot warehouse distribution facility in Baltimore, Maryland.
The office facility is under a lease that expires June 30, 2004 and the warehouse distribution facility lease expires June 30, 2000. Both leases contain renewal options and the office facility lease contains a termination option on June 30, 2002 at the request of HBD. These facilities include our warehousing and fulfillment operations, customer service, management information systems, marketing and administrative offices. We also maintain a month-to-month office sublease in Herndon,Virginia.


REGULATORY MATTERS
We and our products are subject to federal regulation by the Food and Drug Administration. Under Title 21 of the Federal Food, Drug and Cosmetic Act, cosmetics and their ingredients are not required to undergo approval before they are sold to the public. They are regulated after they have been released to the marketplace.
Regulations pertain principally to the ingredients, labeling, packaging and marketing of our products. We believe that we are in substantial compliance with these regulations and we do not expect to incur any material expenses to remain in compliance. The Federal Trade Commission could bring enforcement action if any of our print, television or radio advertising were considered unfair or deceptive.
We believe that all of our advertising has been and will continue to be in compliance with legal standards.

Individual state and local governments may impose their own labeling, advertising or safety requirements. We have not had any action or request from any government authority about our business and do not expect any. We have not incurred any additional expenses to comply with these requirements.

We are not required to have any additional licenses or regulatory supervision because we market health and beauty-related products. We currently do no manufacturing, processing or packaging, so we have not encountered any significant environmental law compliance issues. As we expand the number and variety of products we market, we may become
subject to other regulation.   It is possible that any future
regulation of the Internet by any governmental agency could add substantially to our operating costs.

We collect sales and use taxes on sales to residents in Maryland only. Opening of service centers in other states may necessitate collection of taxes on sales to their residents. After the current three-year congressional moratorium, one or more states may seek to impose sales and use tax collection obligations on out-of-state companies such as ours, which engage in electronic commerce. If we were required to collect additional sales or use taxes, it would increase our administrative costs. State tax authorities could conduct a nexus audit of HBD, which could give rise to a retroactive assessment for tax liabilities. State sales and use tax laws typically provide for a lengthy statute of limitations, and any assessment amount could be damaging.

LEGAL PROCEEDINGS
We are periodically involved in legal proceedings or litigation incident to the ordinary course of our business operations. Our business exposes us to potential product liability risks that are inherent in the marketing and sale of health and beauty-related products. We are not a party to any litigation or other legal proceeding that, in the opinion of management, could have a material adverse effect on our business, financial condition or results of operations. In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources.


MANAGEMENT

Executive officers, directors and principal shareholders HBD's executive officers, directors and principal shareholders of the general partner of Venture Media Limited Partnership, and their ages, as of December 31, 1998 are as follows:

Brian Fraidin        34   Chief Executive Officer, Chief Financial
                          Officer, Director
David Dougherty      49   Director, shareholder, general partner of
                          Venture Media Limited Partnership
Ananth Krishnamurthy 33   Shareholder, general partner of Venture Media
                          Limited Partnership
Alejandro Mendoza    42   Management Information Systems Director
Vipul Munjal         32   Comptroller
Marion Jacques       34   Hispanic Marketing Director, Secretary
Steven Zwagil        41   Director
Todd Foreman         34   Director
Linda Seidel         50   Director

All officers are expected to work for us approximately forty hours per week. Each director serves for a period of one year. The current directors have served since the filing of this prospectus and will serve until the meeting of the shareholders in the year 2000.

BRIAN FRAIDIN has served as chief executive officer since April 1994 and is a director of HBD. In this capacity Mr. Fraidin provides strategic, marketing and financial planning direction for the business and is responsible for overseeing all day-to-day operations. He is President of VenTech, Inc., the general partner of Venture Media Limited Partnership, the majority shareholder of HealthandBeautyDirect.com, Inc. Venture Media Limited Partnership is a private equity fund based in Baltimore, Maryland. Mr. Fraidin is a 1986 graduate of the University of Pennsylvania, Wharton School of Finance. He earned his CPA in 1986 and graduated from University of Baltimore Law School with a Juris Doctor degree in 1997.

DAVID DOUGHERTY is a director of HBD and shareholder of VenTech, Inc., the general partner of Venture Media Limited Partnership. Venture Media Limited Partnership is the majority shareholder of HealthandBeautyDirect.com, Inc. Since 1991, he has been a partner in Dougherty and Company, Inc., a firm providing U.S. mergers, acquisitions and general corporate finance advice to U.S. and international firms and entrepreneurs. Mr. Dougherty's career, which spans more than 25 years, includes senior level positions with Kidder, Peabody and Company, Inc. and Bankers Trust Company. At Bankers Trust Company from 1980-1990 his positions included managing director and head of the Mergers and Acquisitions and Merchant Banking groups. At Kidder, Peabody he was vice president of Public Finance through 1980. Mr. Dougherty is a 1971 graduate of Georgetown University and holds a Juris Doctor degree from Temple University.

ANANTH KRISHNAMURTHY is a shareholder of VenTech, Inc., the general partner of Venture Media Limited Partnership. Venture Media Limited Partnership is the majority shareholder of HealthandBeautyDirect.com, Inc. He is currently involved in the investment banking industry, responsible for structured finance transactions with US corporations in the context of corporate mergers and restructurings. Between 1991-1995, Mr. Krishnamurthy held senior positions with Wasserstein Perella & Co. and The Goldman Sachs Group where he was involved in the investment banking industry, including strategic, transactional and financing aspects of mergers and acquisitions engagements. He is a 1987 graduate of the University of Pennsylvania, Wharton School of Finance and received his MBA from The Wharton School in 1988.

ALEJANDRO MENDOZA has served as director of Management Information Systems since April 1994. He is responsible for coordinating the development and maintenance of all aspects of our customer database management, order processing and fulfillment systems. Mr. Mendoza received his Masters of Science in computers and graphic design from The Pratt Institute of New York in 1986 and graduated from the University of Florida, Gainesville in 1978.

VIPUL MUNJAL has served as comptroller since June 1995. He is responsible for overseeing all accounting and financial analysis for HBD. From 1993 to May 1995, Mr. Munjal served as the assistant comptroller for National Shipping Company of Saudi Arabia America, Inc., where he provided accounting and financial planning for a variety of international transactions. Mr. Munjal received his MBA from University of Baltimore in 1993 and is a 1991 graduate of Edinboro University of Pennsylvania.

MARION JACQUES has served as director of Hispanic Marketing since November 1996 and is the secretary for HBD. She is responsible for coordinating efforts with wholesale accounts in the United States who resell our products internationally and overseeing our domestic Hispanic marketing efforts. From 1989 to October 1996, Ms. Jacques was employed at SunTrust Bank, Miami where she served as vice president in the commercial real estate lending division. In this capacity she participated in loan origination, underwriting, presentation to credit committee and construction project oversight. Ms. Jacques is a 1987 graduate of the University of Pennsylvania, Wharton School of Finance.

STEVEN ZWAGIL is a director of HBD and chairman of the audit committee. In this capacity he will oversee our auditing procedures and strategic financial planning for the business. From 1998 to the present, Mr. Zwagil has served as the chief financial officer for DPI Business Information Systems. From 1996 to 1997, he served as chief financial officer of Fidelity First Financial Corporation. Mr. Zwagil was a senior partner with the accounting firm of Levin, Zwagil & Block, P.A. from 1988 to 1996 where he was responsible for the firm's litigation support, business valuation and taxation groups. He has been a practicing certified public accountant since 1980.

TODD FOREMAN is a director of HBD and chairman of the compensation committee. In this capacity he will review our compensation, benefit and stock option plans. From 1993 to the present, Mr. Foreman has been the chief financial officer for United Communications Group, a business information services company based in Rockville, Maryland. He is a 1986 graduate from Emory University, earned his CPA in 1987 and received his MBA from George Washington University in 1995.

LINDA SEIDEL is a director of HBD. Ms. Seidel has been employed full-time as spokesperson for the Linda Seidel Natural Cover cosmetic brand for the past five years. She is prominently featured in the printed marketing materials and television advertisements. She lectures frequently throughout the country and has an extensive network of relationships with professionals in the medical and cosmetics field. She has been personally assisting clients through the use of corrective make-up and application techniques for over 25 years and is a licensed cosmetician.

The management experience and abilities of the existing shareholders of the general partner of Venture Media Limited Partnership, the majority shareholder of HealthandBeautyDirect.com will be key factors in the
successful execution of our business strategy.   Brian M. Fraidin is
responsible for overseeing all the day-to-day operating decisions for the business and other shareholders of the general partner of Venture Media Limited Partnership participate in the strategic, financial and legal decision-making. Venture Media Limited Partnership currently maintains a key man life insurance policy on Mr. Fraidin in the amount of $2,500,000. This policy will be transferred or reissued in the name of HBD upon the closing of this offering.

DIRECTOR COMPENSATION
Directors who are officers or employees of HBD or any subsidiary of HBD will receive no additional compensation for serving on the board of directors or any of its committees. Upon the closing of this offering, directors who are not executive officers of HBD will receive an option to purchase 5,000 shares of common stock for a purchase price equal to 100% of the fair market value of the stock on the date of grant. Each option is expected to have a term of 3 years and to vest in 3 equal installments beginning on the first anniversary of the date of the grant. Directors who are not executive officers of HBD will receive a single annual retainer of $2,500 for service on HBD's board and may receive an additional fee for serving as chair on one of the committees of the board of directors. All directors will be reimbursed for travel expenses incurred in connection with attending board and committee meetings.

COMMITTEES OF THE BOARD OF DIRECTORS
Upon completion of the offering, HBD's board of directors will establish an audit committee and a compensation committee. Each committee will consist of at least two directors, neither of whom will be an officer or employee of HBD.

The members of the audit committee will be Steven Zwagil, Todd Foreman and Brian Fraidin. Their duties will be the following:
- recommend the selection of independent certified public accountants to the entire board of directors;
- perform an audit of the financial statement of HBD;
- review the activities and report of the independent certified public accountants;
- report the results of such review to the entire board of directors;
  and
- monitor the internal controls of HBD.

The members of the compensation committee will be Todd Foreman, Steven Zwagil and David Dougherty. The duties of the compensation committee will be to provide a general review of HBD's compensation and benefit plans to ensure that they meet corporate objectives and to administer or oversee HBD's stock option plan and other employee benefit plans. In addition, the compensation committee will review the compensation of the officers of HBD, the recommendations made by the chief executive officer regarding compensation of all HBD employees and any major changes in HBD's compensation policies and practices.

STOCK OPTION PLAN
We expect to adopt an incentive stock option plan for our employees, officers, directors and consultants. We have reserved 1,000,000 shares for issuance on exercise of these options, which is 12% of the shares that will be outstanding upon sale of the minimum in this offering. Options must have an exercise price of at least 85% of the fair market value of the shares on the date the options were granted.

LIMITATION OF LIABILITY OF OFFICERS AND DIRECTORS.
Our Certificate of Incorporation and Bylaws substantially limit the personal liability of our officers and directors. They also require indemnification and advance payment of expenses incurred in defending any claim. These provisions could make it more difficult for shareholders to recover any losses on their investment from claims against our officers or directors.

EXECUTIVE COMPENSATION
We have not paid any of our employees or directors more than $100,000 a year. Brian Fraidin, the president of the general partner of Venture Media Limited Partnership, the predecessor's majority partner, has served as our acting chief executive officer since 1994. His management services have been provided in return for distributions made by HBD to Venture Media Limited Partnership. During 1998 and 1997 the distributions were $243,535 and $24,336, respectively. No separate amount was paid to Mr. Fraidin or to Venture Media Limited
Partnership in return for management services.

Executive management services provided to HBD will be covered by a management services agreement with Direct Marketing Services Group, LLC. This entity is owned by Brian Fraidin and various partners of and advisors to Venture Media Limited Partnership who have provided management services to us in the past. Through this agreement, they will continue to provide executive management services in the future. HBD will pay Direct Marketing Services Group, LLC $175,000 for services to be provided for the twelve months following the closing of this offering. The management services agreement will be automatically renewed annually under similar terms and conditions subject to approval of HBD and Direct Marketing Services Group, LLC. The nature of services provided and compensation will be determined and approved by directors of HBD who are independent of Direct Marketing Services Group, LLC.

EMPLOYMENT AGREEMENTS
We have an employment services agreement with Ms. Linda Seidel, a
director of HBD.   It is our only employment agreement.  Ms. Seidel's
employment services agreement ends on December 31, 2003 and may be renewed for an additional 5 year term. Ms. Seidel receives compensation in the form of a base salary of $65,000 per year, appearance fees for seminars and makeup consultation fees. Ms. Seidel, through her management company, Corky, Inc., also owns 200,000 shares of common stock in HBD. As a director of HBD, Ms. Seidel is entitled to benefits that HBD's board of directors or its compensation committee may determine.

CERTAIN TRANSACTIONS

Upon sale of the minimum number of shares in this offering, a total of 7,900,000 shares will be issued in exchange for all the partners' right in the predecessor business, Transforming Cosmetics. The partners' names and the shares to be issued to them are: Venture Media Limited Partnership, 7,500,000 shares, Corky, Inc., 200,000 shares and World Net Communications, LLC, 200,000 shares. Of the shares distributed to Venture Media Limited Partnership, 1,811,390 were distributed directly to 35 of its limited partners.

Our founders will receive substantial benefits from this offering, including a possible public trading market for their shares. They will receive shares at costs substantially below the offering price, as shown in the "Dilution" section of the prospectus. Upon completion of this offering we will seek to restructure our lines of credit with Bank of America which may result in the release of personal guarantees of the founders.

During 1998 and 1997, we made distributions of $243,535 and $24,336, respectively, to Venture Media Limited Partnership. Executive management services will be provided by Direct Marketing Services Group, LLC as covered by a management services agreement. This entity is owned by various partners of and advisors to Venture Media Limited Partnership who have provided us with management services in the past. HBD will pay Direct Marketing Services Group, LLC $175,000 for services to be provided for the twelve months following the closing of this offering. The agreement will be automatically renewed annually under similar terms and conditions subject to approval by both parties.

During 1998, we made accrued royalty payments to Ms. Linda Seidel of $80,000 and purchased direct response media buying assets from the partners of Venture Media Limited Partnership for $200,000. During
1997, we sold approximately $1,700,000 in direct response media at approximately cost to clients of Venture Media Limited Partnership. The general partner of Venture Media Limited Partnership, VenTech, Inc., is a guarantor on our $2,000,000 revolving line of credit with Bank of America. In addition, various limited partners of Venture Media Limited Partnership have historically provided vendor services to HBD. These vendor services have included computer design, video production, leasehold improvements, short-term financing, legal counsel, office cleaning and printing. In our financial statements, we have accounted for these vendor services as expenses in the ordinary course of business. We believe that these related party transactions were on terms at least as favorable to HBD as those available from non-related parties.

We were a partnership at the time of these transactions, so they were not ratified by any independent corporate directors. After sale of the minimum in this offering, we will maintain at least two independent directors on our board. All future material affiliated transactions and loans, and any forgiveness of loans, will be made or entered into on terms that are no less favorable to HBD than those that can be obtained from unaffiliated third parties. They must all be approved by a majority of our independent directors who do not have an interest in the transactions and who had access, at our expense, to HBD's or independent legal counsel.


PRINCIPAL SHAREHOLDERS

The following table shows information about the ownership of HBD's common stock, after transfer of ownership of the business from the partnership, Transforming Cosmetics, to the corporation, HealthandBeautyDirect.com. That transfer will take place when the minimum 200,000 shares have been sold in this offering. At that time, a total of 7,900,000 shares will be issued to the three former partners of the Transforming Cosmetics partnership, which will cease to exist. The information is provided for:

- each person who would own beneficially more than five percent of HBD's common stock;
- each of HBD's officers and directors; and
- all officers and directors as a group.

The table shows percentage ownership of the total HBD shares that would be outstanding after both the minimum and maximum sale of shares in this offering. Except as otherwise indicated, to the knowledge of HBD, each person listed has sole voting power and investment power with respect to the common stock they beneficially own.


                        Minimum sold in offering   Maximum sold in Offering
Name and Address of     Number of      Percent     Number of       Percent
Beneficial Owner        Shares Owned   Owned       Shares Owned    Owned
                         ------------  -------    -------------    -------

Venture Media
Limited Partnership (1)    5,688,610    70.23%       5,688,610       66.92%
3406 Fielding Road
Baltimore, MD 21208

Corky, Inc.                  200,000      2.46%         200,000       2.35%
(Linda Seidel, principal 2)
2311 Falls Gable Lane
Baltimore, MD 21209

Alejandro Mendoza (3)         37,659      0.46%          37,659       0.44%
Roberto del Rio 1839
Providencia, Santiago, Chile

Vipul Munjal (4)              16,300      0.20%          16,300       0.19%
29 Winter Berry Court
Hunt Valley, MD 21030

Marion Jacques (5)            18,175      0.22%          18,175       0.21%
7200 SW 110th Terrace
Pinecrest, FL 33156

Steven Zwagil (6)             14,941      0.18%          14,941       0.18%
2215 Sugarcone Road
Baltimore, MD 21209

Todd Foreman (7)              34,425      0.43%          34,425       0.41%
10736 Brewer House Road
Rockville, MD  20852

Brian Fraidin (1,8)         5,688,610    70.23%       5,688,610       66.92%
3406 Fielding Road
Baltimore, MD 21208

David E. Dougherty (1,9)    5,688,610    70.23%       5,688,610       66.92%
2 Fairway Lane
Greenwich, CT  06830

Ananth Krishnamurthy (1,10) 5,688,610    70.23%       5,688,610       66.92%
38 Sherwood Drive
Westport, CT 06880

Linda Seidel (2,11)           200,000      2.46%         200,000       2.35%
2311 Falls Gable Lane
Baltimore, MD 21209

All Officers
and Directors (12)        6,010,110      74.20%       6,010,110      70.71%
as a group
(7 persons)

1) Venture Media Limited Partnership is a limited partnership. It will receive 7,500,000 shares of HBD. Of these shares, 1,811,390 will be distributed to its 35 limited partners. None of those limited partners is an owner of five percent or more of HBD's common stock. The general partner of Venture Media Limited Partnership is a corporation. Messr.'s Fraidin, Dougherty and Krishnamurthy are the principal shareholders in that corporation. The number of shares shown as owned by each of them includes all of the shares to be owned by Venture Media Limited Partnership.

(2) Ms. Seidel is the president and the principal shareholder of Corky, Inc.
(3) Mr. Alejandro Mendoza is the director of management information services for HBD.
(4)  Mr. Vipul Munjal is the comptroller for HBD.
(5) Ms. Marion Jacques is the director of hispanic marketing and secretary for HBD.
(6)  Mr. Steven Zwagil is a director of HBD.
(7)  Mr. Todd Foreman is a director of HBD.
(8) Mr. Brian Fraidin is the chief executive officer and a director of HBD. The number of shares shown as owned by him reflects all the shares owned by the corporate general partner of Venture Media
     Limited Partnership, of which he is a principal shareholder.
(9) Mr. David Dougherty is a director of HBD. The number of shares shown as owned by him reflects all the shares owned by the corporate general partner of Venture Media Limited Partnership, of which he is a principal shareholder.
(10) Mr. Ananth Krishnamurthy is a principal shareholder in the corporate general partner of Venture Media Limited Partnership. The number of shares shown as owned by him reflects all the shares owned by the corporate general partner of Venture Media Limited Partnership.
(11) Ms. Linda Seidel is a director of HBD. Does not include beneficial ownership of shares in Corky, Inc.
(12) Includes beneficial ownership of shares as described in the notes above.

As shown by this table, Venture Media Limited Partnership will continue, after this offering, to own or control in excess of 50% of the common stock of HealthandBeautyDirect.com. Venture Media Limited Partnership will be in a position to elect our board of directors and officers, control the operations of the business and determine the outcome of matters submitted for shareholder approval, including mergers, consolidations, the sale of assets or a change in control of HBD.


DESCRIPTION OF CAPITAL STOCK

The following summary description of HBD's capital stock is qualified in its entirety by reference to HBD's certificate of incorporation and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part. HBD's authorized capital stock consists of 9,800,000 shares of common stock, $0.01 par value per share, and 200,000 shares of preferred stock, $0.01 par value per share.

COMMON STOCK
Upon sale of the minimum in this offering, it is expected that the 7,900,000 shares of common stock will be issued in exchange for the contribution of the business. These shares will be held by 38 persons of record. There will be 8,100,000 shares of common stock outstanding if the minimum is sold in this offering and 8,500,000 shares outstanding if the maximum is sold.

The holders of common stock are entitled to one vote per share on all
matters to be voted upon by the shareholders.   They are entitled to
receive their proportion of any dividends as may be declared from time to time by the board of directors out of legally available funds, subject to preferences that may be applicable to any preferred stock outstanding at the time. Common shareholders are entitled to share proportionately in all assets remaining after payment of HBD's liabilities and the liquidation preference, if any, of any outstanding shares of preferred stock in the event of a liquidation, dissolution or winding up of HBD. Common shareholders have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All the shares of common stock now outstanding are, and the shares to be issued in this offering will be fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that HBD may designate and issue in the future.

PREFERRED STOCK
No shares of preferred stock have been issued and HBD's board of directors does not presently intend to issue preferred stock. The board has the authority to issue up to 200,000 shares of preferred stock in one or more series and to fix the shares' rights, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and the number of shares in each series, without any further vote or action by HBD's shareholders. The issuance of preferred stock could have one or more of the following effects:

- restrict common stock dividends if preferred stock dividends have not been paid;
- dilute the voting power and equity interest of holders of common stock to the extent that any series of preferred stock has voting rights or is convertible into common stock; or
- prevent current holders of common stock from participating in HBD's assets upon liquidation until any liquidation preferences granted to holders of preferred stock are satisfied.

In addition, the issuance of preferred stock may have the effect of
delaying, deferring or preventing a change in control of HBD.   For
example, granting voting rights to holders of preferred stock that require approval by the separate vote of the holders of preferred stock for any amendment to the certificate of incorporation or any reorganization, consolidation, merger or other similar transaction involving HBD could result in such a situation. As a result, the issuance of preferred stock may discourage bids for HBD's common stock at a premium over the market price and could have a material adverse effect on the market value of the common stock. We will not issue any preferred stock without either a vote of the common stock shareholders or approval by a majority of our independent directors who do not have an interest in the transaction and who have access, at our expense, to HBD's or independent legal counsel.

CERTAIN PROVISIONS OF DELAWARE LAW
HBD will be subject to the "Business Combination" provisions of the Delaware General Corporation Law. In general, they prohibit a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested shareholder" for a period of three years after the date of the transaction in which the person became an "interested shareholder," unless
- the transaction is approved by the board of directors prior to the date the "interested shareholder" obtained that status;
- upon consummation of the transaction which resulted in the shareholder becoming an "interested shareholder," the "interested shareholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
- on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock, which is not owned by the"interested shareholder."

A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a shareholder. In general, an "interested shareholder" is a person who, together with affiliates and associates, owns, or within three years, did own 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire HBD.

Limitation and indemnification of liability of officers and directors HBD's certificate of incorporation provides that, to the fullest extent permitted by Delaware corporation law, a director of HBD will not be personally liable to HBD or its shareowners for money damages for breach of fiduciary duty as a director. The certificate also allows HBD to indemnify, to the fullest extent permitted by law, any of its directors, officers and employees, as well as anyone serving as a director or officer of another enterprise at HBD's request. HBD's bylaws provide that HBD shall, to the maximum extent permitted by Delaware corporation law, indemnify each of its directors and officers, including persons who serve at its request as directors or officers of another enterprise, against expenses including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed proceeding in which the person was or is a party or is threatened to be made a party because of being a director or officer. HBD is required to pay the expenses, including attorney's fees, incurred by a director or officer in connection with the defense or disposition of any proceeding, in advance of the final disposition, if the person agrees to repay them and it is ultimately determined that the person was not entitled to indemnification. HBD's bylaws also permit it to indemnify other employees and agents of HBD, including persons who serve at its request as employees or agents of another enterprise. HBD has been informed that, in the opinion of the Securities and Exchange Commission, any indemnification for liabilities arising under the Securities Act is unenforceable, as against public policy expressed in the Securities Act.

TRANSFER AGENT
The transfer agent for HBD's securities will be The Registrar and Transfer Company with offices located in Cranford, New Jersey.


SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for HBD's securities. The shares have been approved for listing on the Chicago
Stock Exchange after completion of this offering. However, this will be an auction market and the ability to sell shares will depend upon the Exchange specialist having bids to buy shares. We cannot make a prediction as to the effect, if any, that market sales of shares of common stock or the availability of shares for sale will have on the market price of the common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock in the public market, including any sales after the lapse of the restrictions described below, could adversely affect the prevailing market price and the ability of HBD to raise equity capital in the future.

Upon completion of the offering, HBD would have 8,100,000 shares of common stock outstanding if the minimum was sold and 8,500,000 shares if the maximum was sold. Shares sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares which may be acquired by an affiliate of HBD. An affiliate is defined under Rule 144 as a person that controls, is controlled by or is under common
control with HBD.   Any shares acquired by an affiliate will be subject
to the volume limitations and other restrictions of Rule 144 as described below. An aggregate of 6,210,110 shares of common stock held by existing shareholders of HBD upon completion of the offering will be restricted securities. According to Rule 144, these shares are restricted securities because they were issued in private transactions not involving a public offering and may not be resold in the absence of registration under the Securities Act or an exemption from registration, including the exemption provided by Rule 144.

In general, under Rule 144 a person, or persons whose shares are aggregated, who has beneficially owned shares for at least one year is entitled to sell within any three-month period, beginning 90 days after the date of this prospectus, a number of shares that is not more than the greater of 1% of the then-outstanding shares of common stock and the average weekly trading volume during the four calendar weeks preceding the sale. Owners of restricted securities who have not been affiliates of HBD at any time during the 90 days immediately preceding their sale, who have beneficially owned their shares for at least two years may sell those shares under Rule 144(k) without regard to the limitations described above. Affiliates must always sell under Rule 144, even after the applicable holding periods have been satisfied. HBD is unable to estimate the number of shares that will be sold under Rule 144, which depends on the market price of the common stock, the personal circumstances of the sellers and other factors.

HBD's officers, directors and shareholders have all entered into a "lock-in agreement" with HBD, further restricting the sale or other transfer of their shares for a period of 2 years after the completion of this offering. A total of 7,704,532 shares of common stock are subject to this agreement. None of these shares can be transferred during the first year after completion of this offering. During the second year after completion of this offering, an aggregate of 2-1/2% of these shares may be sold or transferred during each calendar quarter. The lock-in agreement would terminate upon any listing of our shares on the American Stock Exchange or the NASDAQ National Market System.


PLAN OF DISTRIBUTION

We are offering to sell the shares directly to the public. We will announce the offering and availability of this prospectus to our customers, our suppliers and others with whom we have a business relationship, as well as to business associates and family members of our management and current owners. We may also pay selected registered securities broker-dealers a commission of up to 10% for shares they sell. We have applied to register this offering,or are relying upon an exemption from registration, in every one of the United States. We will deliver a copy of this prospectus to those who request it, together with the share purchase order. All shares will be sold at the public offering price of $10.00 per share and a minimum purchase of 25 shares is required. We reserve the right to reject any subscription or share purchase agreement in full or in part. The persons shown in the prospectus under "Principal shareholders" have the right to purchase shares for the purpose of meeting the minimum of 200,000 shares. All of those shares would be subject to the "lock-in agreement" described in the previous section of this prospectus, "Shares eligible for future sale."

HBD will effect offers and sales of shares only through Brian M. Fraidin, its chief executive officer, who has not previously participated in effecting offers and sales in a public offering. Only Mr. Fraidin will sign acceptances of share purchase orders on behalf of HBD and he will be the only individual to conduct activities that involve making oral solicitations or approval of written communications. Under Rule 3a4-1 of the Exchange Act, Mr. Fraidin will not be deemed a "broker" solely by reason of participation in this offering, because:

      1. he is not subject to any of the statutory disqualifications described in Section 3(a)(39) of the Exchange Act;
      2. in connection with the sale of the shares being offered, he will not receive, directly or indirectly, any commissions or other remuneration based either directly or indirectly on transactions in securities;
      3. he is not an associated person, such as a partner, officer, director or employee, of a broker or dealer; and
      4.  he meets all of the following conditions:

          4.1 primarily performs substantial duties for HBD otherwise than in connection with transactions in securities;
          4.2 was not a broker or dealer, or as an associated person of a broker or dealer, within the preceding 12 months; and
          4.3 will not participate in selling an offering of securities for any issuer more than once every 12 months.

The methods to be employed in the solicitation of potential investors include printed and electronic announcements to our customer database, distribution of the prospectus via the Internet, personal meetings with business contacts of existing investors, follow-up by telephone with interested parties and other announcements of the "tombstone" variety.

DETERMINATION OF OFFERING PRICE
Because there has been no market for the common stock of HBD, the public offering price has been determined by HBD's board of directors. This price per share also reflects the value of the shares to be issued to the former general partners of Transforming Cosmetics upon sale of the minimum in this offering. Among the factors considered were HBD's results of operations, its current financial condition, its future prospects, the state of the markets for its products and services, the experience of management and the economics of the industry segment in general. There can be no assurance that an active trading market will develop for our common stock or that our common stock will trade in the public market subsequent to this offering at or above the initial public offering price.

ESCROW OF MINIMUM PROCEEDS
We are making this offering on a minimum/maximum basis subject to subscription and payment for not less than the minimum 200,000 shares and not more than the maximum 600,000 shares. All subscription payments will be deposited into an escrow account at Bank of America. No securities dealer is buying all of the shares in this offering, so less than the maximum amount may be raised. If the minimum is not sold in this offering by the termination date, all proceeds deposited in the escrow account will be promptly refunded in full, with interest, but without any deduction for expenses.

During the escrow period, all subscription payments for shares must be delivered with a completed share purchase order to the escrow agent. HBD will mail a copy of the share purchase order to each purchaser within fifteen business days of acceptance by HBD. Stock certificates will not be issued to subscribers until the minimum has been sold. Until then, purchasers will be subscribers and not security holders of HBD. During the escrow period, subscribers will have no right to a return of their payment.

After the minimum has been fully subscribed, HBD will continue to offer the shares, not subject to payment for any further minimum amount, but not for more than a total of 600,000 shares. This offering will end upon the earlier of the following: the sale of the maximum amount, June 30, 2000 or the date on which HBD decides to close the offering. HBD reserves the right to reject any subscription or share purchase agreement in full or in part and to terminate the offering at any time prior to the sale of all the shares being offered.

LEGAL MATTERS

The validity of shares of common stock offered will be passed upon for HBD by Whiteford, Taylor & Preston LLP.

EXPERTS

The financial statements of HBD as of December 31, 1998 and December 31, 1997 have been included in this prospectus and elsewhere in the registration statement in reliance on the audit reports of Naden/Lean, LLC, independent certified public accountants, given on the authority of such firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a Registration Statement on Form SB-2 under the Securities Act of 1933 for the shares being offered by this prospectus. This prospectus does not contain all of the information that is in the registration statement and the attached exhibits. For further information about HBD and the securities offered, see the registration statement and to the exhibits filed. The statements contained in this prospectus about the contents of any contract or other document identified as exhibits in this prospectus are not necessarily complete, and in each instance, reference is made to a copy of the contract or document filed as exhibit to the registration statement, each statement being qualified in any and all respects by this reference. The registration statement, including exhibits, may be inspected without charge at the principal reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Office, located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite
1400, Chicago, Illinois 60661. Copies of all or any part may be obtained from the Commission upon payment of fees prescribed by the Commission from the Public Reference Section of the Commission at its principal office in Washington, D.C. The telephone number for the Public Reference Section is 800-SEC-0330. The Commission maintains a web site on the Internet that will contain all future reports, proxy and information statements and other information that HBD is required to file electronically with the Commission. The address of the Commission's web site is http://www.sec.gov.

We will furnish our shareholders with annual reports containing audited financial statements after the end of each fiscal year.


INDEX TO FINANCIAL STATEMENTS FOR TRANSFORMING COSMETICS

                                                    Page

Table of contents                                    F-1

Independent auditors' report                         F-2

Balance sheets                                     F-3-4

Statements of income and partners' capital           F-5

Statements of cash flows                             F-6

Notes to financial statements                     F-7-12
F-1


INDEPENDENT AUDITORS' REPORT


To the Partners
Transforming Cosmetics


We have audited the accompanying balance sheets of Transforming
Cosmetics (a Partnership), as of December 31, 1997 and 1998, and the related statements of income and partners' capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transforming Cosmetics, as of December 31, 1998 and December 31, 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

S/Naden/Lean, LLC

Baltimore, Maryland
February 5, 1999


F-2

TRANSFORMING COSMETICS
BALANCE SHEETS
AS OF

ASSETS

                                    December 31,       September 30,
                                  1997       1998         1999
                                                       (unaudited)
CURRENT ASSETS
  Cash                        $  226,956  $ 634,108    $ 291,759
  Accounts receivable:
    Trade - net                  312,300    123,467       79,936
    Credit card processor        151,328     53,185       27,226
    Employees and affiliates      26,861     87,974       33,500
  Inventory                      687,246    724,355      629,319
  Prepaid expenses               136,937     70,387       61,639

      Total Current Assets     1,541,628  1,693,476    1,179,106

PROPERTY, PLANT
& EQUIPMENT - AT COST NET        182,451    210,135      182,038

OTHER ASSETS
  Marketing materials
    & other - net                338,449     453,560     390,385
  Direct response advertising    256,927     512,538     482,864
  Deposits                        17,161      13,661      21,668

    Total Other Assets           612,537      979,759    894,917

TOTAL ASSETS                  $2,336,616   $2,883,370 $2,256,061


LIABILITIES AND PARTNERS' CAPITAL
                                    December 31,       September 30,
                                   1997     1998           1999
                                                       (unaudited)
CURRENT LIABILITIES
  Accounts payable
    & accrued expenses          $662,820      $562,505    $524,130
  Notes payable                    5,026             -           -
  Advanced client media deposits       -       541,983      44,128
  Obligations under capital lease  8,084         9,842           -
  Due to affiliates               80,000             -           -
  Reserve for sales refunds      228,424        70,293      26,322

    Total Current Liabilities    984,354     1,184,623     594,580

NON-CURRENT LIABILITIES
  Note payable                     8,947             -           -
  Obligations under
     capital lease                12,620         2,778           -

    Total Non-Current
      Liabilities                 21,567         2,778           -

TOTAL LIABILITIES               1,005,921    1,187,401     594,580

PARTNERS' CAPITAL               1,330,695    1,695,969   1,661,481

TOTAL LIABILITIES
   & PARTNERS' CAPITAL         $2,336,616   $2,883,370  $2,256,061



See Independent Auditor's Report and Accompanying Notes.
F-3


TRANSFORMING COSMETICS
STATEMENTS OF INCOME AND PARTNERS' CAPITAL
FOR THE PERIODS INDICATED

                         Years ended                   Nine Months
                          December 31,              ended September 30,
                       1997         1998             1998        1999
                                                 (unaudited)  (unaudited)
SALES - net of
   sales refunds      $7,687,626  $9,552,994     $7,237,574  $7,620,019
COST OF GOODS SOLD     5,631,565   7,429,250      5,698,034   6,446,223

   GROSS PROFIT        2,056,061   2,123,744      1,539,540   1,173,796

OPERATING EXPENSES
   Selling             1,004,219     949,657        745,179     466,138
   General &
   administrative        713,914     571,781        473,230     505,006

   TOTAL OPERATING
   EXPENSES             1,718,133  1,521,438       1,218,409    971,143

INCOME FROM OPERATIONS
  BEFORE OTHER INCOME
  & EXPENSES              337,928     602,306        321,130    202,652

OTHER INCOME AND EXPENSES
  Interest income           4,496         698          6,503      4,912
  Gain (Loss) on
  disposal of fixed
  asset                   (14,430)      5,805              -          -
  Miscellaneous income      1,775           -              -          -
                          ----------   ----------    ----------  ------
  TOTAL OTHER INCOME
   & EXPENSES              (8,159)      6,503          6,503      4,912

  NET INCOME              329,769     608,809        327,633    207,564

PARTNER'S CAPITAL
  - BEGINNING OF YEAR    1,025,262  1,330,695      1,330,695  1,695,969

DISTRIBUTIONS              (24,336)  (243,535)      (243,535) (242,051)

PARTNERS' CAPITAL
  - END OF YEAR         $1,330,695 $1,695,969     $1,414,793  1,661,481



See Independent Auditor's Report and Accompanying Notes.
F-4


TRANSFORMING COSMETICS
CASH FLOW STATEMENTS
FOR THE PERIODS INDICATED

                               Years ended             Six months
                               December 31,           September 30,
                            1997         1998       1998         1999
                                                (unaudited) (unaudited)
CASH FLOWS FROM OPERATING
ACTIVITIES
    Net income             $329,769    $608,809    $327,633   207,564

Adjustments to reconcile
  net income to net cash
  Provided by operating
  activities:
  Depreciation
  & amortization            116,152      278,457    208,681    257,657
Provision for bad debts      37,038       33,175     24,963     15,789
  (Gain)Loss on disposal
  of fixed asset             14,430       (5,805)    (5,805)    20,698
(Increase) decrease
  in operating assets:
   Accounts receivable     (343,594)     253,801     277,757    53,701
   Inventory               (143,564)     (37,109)   ( 54,646)   95,039
   Prepaid expenses          (3,342)      66,550     125,868   (46,982)
   Deposits                   2,839        3,500      10,806    (8,007)
Increase (decrease)
  in operating liabilities:
  Overdraft                 (85,724)          -            -          -
  Accounts payable
   and accrued expenses     465,554     (100,315)    335,775   (38,375)
  Advanced client
  media deposits                  -      541,983           -  (497,855)
     Due to affiliates            -      (80,000)    (80,000)         -
     Reserve for sales
     refunds                      -     (158,131)   (145,786)  (43,971)
  Other liabilities         121,734             -          -         -
                          ----------   ------------   -------- --------
NET CASH PROVIDED
BY OPERATING ACTIVITIES      511,292    1,404,915   1,025,237    15,257

CASH FLOWS FROM
INVESTING ACTIVITIES
  Purchase of property
  and equipment             (102,102)     (90,624)    (70,126) (43,137)
  Proceeds from disposal
  of fixed asset                    -       16,878      16,878       -
  Investment in
   marketing materials      (267,918)     (203,933)  (148,349) (20,148)
  Investment in direct
  response advertising      (256,927)     (393,379)  (343,027) (20,148)
  Net cash advanced to
  employees/affiliates       474,230       (61,113)       473   54,474

NET CASH USED IN
INVESTING ACTIVITIES        (152,717)     (732,171)  (544,151)(102,935)

CASH FLOWS FROM
FINANCING ACTIVITIES
  Distributions             (24,336)     (243,535)   (243,535)(242,051)
  Net cash paid
  to affiliates             (91,043)            -            -        -
  Principal payments
  on notes payable          (10,712)      (13,973)    (13,973)        -
Principal payments
  on obligations
  under capital leases       (5,528)       (8,084)     (5,912) (12,620)

  NET CASH USED IN
  FINANCING ACTIVITIES     (131,619)     (265,592)   (263,420)(254,671)

NET INCREASE IN CASH
 & CASH EQUIVALENTS         226,956       407,152     217,666 (342,349)

CASH AND CASH EQUIVALENTS,
  BEGINNING OF YEAR               -       226,956     226,956   634,108
                         -----------   ------------ ------------  -----

CASH AND CASH EQUIVALENTS,
  END OF YEAR               $226,956     $634,108    $444,622  $291,759


See Independent Auditor's Report and Accompanying Notes.
F-5

TRANSFORMING COSMETICS
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Transforming Cosmetics (the Company) was formed as a Maryland general partnership in April 1994. The Company markets and distributes a line of cosmetic products under the name "Linda Seidel's Natural Cover" throughout the United States. These products are marketed primarily through direct response advertising campaigns. In addition, the Company purchases and sells media on behalf of third party clients for use in their direct response advertising campaigns.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all investments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts Receivable - Trade consists primarily of second and third installments from customers who have elected to pay in three installments. The Company uses the allowance method for recognition of uncollectible accounts rreceivable. Theallowance for uncollectible accounts as of December 31, 1998 and 1997 was $41,090 and $63,635, respectively.

Inventory

Inventory is stated at the lower of cost or market, using the first in, first out (FIFO) method. The inventory consists primarily of various cosmetic components included in kits, which are sold to customers. Additionally, inventory includes packaging and printed marketing materials.

Prepaid Expenses

Prepaid Expenses consist primarily of cash payments to media vendors for direct response advertising, typically made 15-45 days in advance to secure placement.

Property and Equipment

Property and equipment is recorded at cost. Depreciation expense is recognized using accelerated methods over the estimated useful lives of the specific assets, which range from 3 to 39 years. Repairs and maintenance of property and equipment are charged to operations when incurred. Betterments and renewals are capitalized and depreciated over the estimated useful lives of the respective improvements. Revenue Recognition

Revenues from the sale of cosmetic products are recognized when the goods are shipped. Revenues from the sale of media are recognized when the media is aired on television. Payments received in advance are deferred until such time as the media is aired. As of December 31, 1997 and 1998, the Company's deferred revenues were $0 and $541,983, respectively.

Marketing Materials
Marketing Materials are recorded at cost. Amortization expense is recognized based on a cost-pool-by-cost-pool basis, over the period during which the future benefits are expected to be received. The amortization is computed using the ratio that current period gross revenues for the production cost pool bear to the total of the current and estimated future period gross revenues for the production cost pool. The estimated gross revenues for each production cost pool range from $1 million to $34 million. The estimated gross revenues for a cost pool may increase or decrease over time as a result of more accurate estimates based on current data. As a result, the ratio is recalculated with adjustments accounted for in the current and prospective periods.


F-7
TRANSFORMING COSMETICS
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Computer Software Costs

The Company has internally developed a computer database to process and track customer orders and to initiate and facilitate collections.
These costs are to be amortized using the straight-line basis over five
(5) years. As of December 31, 1997 and 1998, the Company has capitalized costs associated with the development of this system of $46,000 and $106,500, respectively. The system was operational in December 1998 and has started to be amortized.

Design, Packaging, Organizational and Other Costs

Design, packaging, organizational and other costs are amortized on the straight-line basis over five (5) years.
Reserve For Sales Refunds

Under the Company's sales policy, customers may return goods ordered for up to 60 days after a sale is made. Accordingly, the Company has established a reserve for sales refunds as of December 31, 1997 and 1998 based on historical trends.

Income Taxes

Pro rata income from the partnership is combined with the income and expenses of the partners from other sources and reported in the partners' individual federal and state tax returns. The partnership is not a tax-paying entity for purposes of federal and state income taxes, and thus, no income taxes have been recorded in the accompanying statements.

Concentration of Credit Risk

The Company occasionally maintains deposits in excess of federally insured limits. Statement of Financial Accounting Standards No. 105 identifies these items as a concentration of credit risk requiring disclosure, regardless of the degree of risk. The risk is managed by maintaining all deposits in high quality financial institutions.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Interim Financial Statements
The accompanying statements of operations and cash flows for the nine months ended September 30, 1998 and 1999 are unaudited. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for fair presentation of the results of operations and cash flows for the interim period. The results of operations for the nine months ended September 30, 1998 and 1999 are not necessarily indicative of the results to be expected for the entire year.

F-8

TRANSFORMING COSMETICS
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998


NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

                                          1997         1998
Furniture, fixtures, equipment,
and computer software                  $156,545      $241,923
Transportation equipment                 53,180        29,448
Leasehold improvements                   34,234        34,235
Equipment held under capital lease       26,232        26,232
                                        --------     --------
                                        270,191       331,838

Less:  accumulated depreciation         (87,740)     (121,703)

Property and Equipment - Net           $182,         $210,135


Depreciation expense for the years ended December 31, 1997 and 1998 was $43,905 and $51,867, respectively.


NOTE 3 - MARKETING MATERIALS AND OTHER

Marketing materials and other consist of the following at December 31. Direct response marketing materials include the Company's television, radio and printed marketing campaigns. Each of these campaigns includes a toll-free 800 or 888 number that enables the Company to specifically identify and track the customers who order its products.

                                            1997               1998
Direct response marketing materials        $733,007          $903,292
Design, packaging,
  organizational and other                   99,037           136,270
                                           --------         ---------
                                            832,044         1,039,562

Less:  accumulated amortization            (493,595)        (586,002)

Marketing Materials and Other - Net        $338,449          $453,560

Amortization expense for the years ended December 31, 1997 and 1998 was $72,247 and $88,822, respectively.


NOTE 4 - DIRECT RESPONSE ADVERTISING

The company expenses the media costs of advertising the first time the advertising takes place, except for direct response advertising, which is capitalized and amortized over its expected period of future benefits. Direct response advertising consist primarily of television infomercials that include a specific toll-free number to order the Company's products. The capitalized costs of the direct response advertising are amortized based on the ratio of the cumulative revenue generated to date versus the total cumulative revenue estimated to be generated by the direct response advertising. The total anticipated economic benefit from direct response advertising, as of December 31, 1997 and 1998, is estimated to be $6,256,000 and $11,759,500 respectively. Revenue generated as of December 31, 1997 and 1998 was approximately $5,643,000 and $10,482,000, respectively.

At December 31, 1997 and 1998, unamortized direct response advertising cost of $256,927 and $512,538, respectively, was reported in the accompanying balance sheet as other assets. For the years ending December 31, 1997 and 1998, amortization expense applicable to direct response advertising totaled $2,367,232 and $1,924,877, respectively.

F-9

TRANSFORMING COSMETICS
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998

NOTE 5 - SALES

In addition to sales of cosmetic products, the company provided various direct response media buying services to third party clients. During 1998, approximately $4,500,000 of media sales are included in the net sales of $9,552,994 which were sold at approximately 5% gross profit. During 1997, approximately $1,700,000 of media sales are included in the net sales of $7,687,626 that were sold at approximately cost (see
Note 9).

NOTE 6 - NOTES PAYABLE

Notes payable consist of the following:
                                                        1997     1998
  Term note, payable in monthly
  installments of $453,
  including Interest at 15.75% per year
  secured by an automobile.                         $ 12,652      $ -

  Term note, payable in monthly
  installments of $667,
  including interest at 8.5% per
  year secured
  by an automobile.                                    1,321        -
                                                    --------   ------
         Total                                        13,873        -

Less:  current maturities                              5,026        -
                                                   ---------   ------
Notes payable - noncurrent                          $  8,947     $ -


NOTE 7 - OBLIGATION UNDER CAPITAL LEASE

In 1997, the company entered into a lease agreement for a telephone system expiring in the year 2000 that qualified as a capital lease.
The asset has been recorded at the present value of future minimum lease payments, discounted using an interest rate of 19.8%. The capitalized cost of $26,232 less accumulated depreciation of $13,640 is included in property and equipment (Note 2- Property and Equipment). Depreciation expense for the system for the years ended December
31, 1997 and 1998 was $5,246 and $8,394, respectively. Interest expense for the years ended December 31, 1997 and 1998 was $3,084 and $3,398, respectively.

Future minimum lease payments under the capital lease are as follows:

Year ending December 31, 1999                   $11,482
                         2000                     2,871
                                               --------
   Total future minimum lease payments           14,353
   Less:  Amount representing interest          (1,733)
                                                 ------
Present value of future minimum lease payments   12,620
   Less:  Current portion                         9,842
                                               --------
Long Term Portion                                $2,778



F-9


TRANSFORMING COSMETICS
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998


NOTE 8 - COMMITMENTS

Operating Lease

On January 31, 1997, the company entered into a five year operating lease for its office space, which expires January 31, 2002. The lease provides for base annual rental of $80,000 for the first two years and increases to $90,000 for the final three years. Additionally, the lease provides that the company pays its proportionate share of any increase in real estate taxes and insurance over the base year costs. The lease contains a 5-year renewal option. The company also rents various other space on a month to month basis. Rent expense for the years ended December 31, 1997 and 1998 was $71,648 and $94,260, respectively.

Line of Credit

In July 1998, the company's line of credit was renewed and increased to $1,000,000. The Note provides for interest at the Libor Rate plus 3.75%, applied to balances borrowed against the line of credit. The
Note is secured by accounts receivable, inventory and prepaid media purchases, and was guaranteed by the general partner. The Note has a maturity date of May 2000 and has never been borrowed against as of December 31, 1998.


NOTE 9 - RELATED PARTY TRANSACTIONS

The company transacts business with several of its general partners and their affiliates as summarized below:

                                                  1997         1998
Nature of Transaction    Nature of Relationship    Amount     Amount

Purchase of direct
response media          Partners and Affiliates   $1,704,215    $0
Purchase of media
business assets         Partners and Affiliates       $0     $200,000

Operating expenditures
including rent, office
cleaning, royalties, carpet
purchase, and
computer design.        Partners and Affiliates    $59,929   $88,744

The company's operating agreement provides for certain management services to be provided by the general partner. No payments are due or payable to the general partner for these services.


Balance due to/from related parties at December 31 are as follows:

                                             1997       1998

Due from employees and affiliates         $ 26,861    $ 87,974
Accrued royalties due general partner     $ 80,000      $ 0

These transactions are payable on demand and without interest.


F-10


TRANSFORMING COSMETICS
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998


NOTE 10 - SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Interest expense paid by the company for the years-ended December
31,1997 and 1998 was $5,808 and $4,473, respectively

Schedule of non-cash financing and investing activities for the year ended December 31, 1997:

Purchase of property and equipment                $ 128,334
Less: capital lease assumed                          26,232
                                                 ----------
Cash paid for purchase of property and equipment  $ 102,102



F-11




INDEX TO FINANCIAL STATEMENTS FOR
HealthandBeautyDirect.com, Inc.






                                           Page


Independent auditors' report                  1

Financial statements

    Balance sheet                             2

    Notes to financial statements             3










INDEPENDENT AUDITORS' REPORT




To Board of Directors
HealthandBeautyDiret.com, Inc.
Baltimore, Maryland

We have audited the accompanying balance sheet of HealthandBeautyDirect.com, Inc. as of July 14, 1999. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of HealthandBeautyDirect.com, Inc. as of July 14, 1999 in conformity with generally accepted accounting principles.

                                           S/Naden/Lean, LLC



                                           Timonium, Maryland
                                           August 27, 1999


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HealthandBeautyDirect.com, Inc.
BALANCE SHEET
JULY 14, 1999




ASSETS


CURRENT ASSETS:
        Cash                                                500


TOTAL ASSETS                                                500



LIABILITIES AND STOCKHOLDER'S EQUITY


TOTAL LIABILITIES                                            -

STOCKHOLDER'S EQUITY:                                      500

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                 500

See Independent Auditor's Report and Accompanying Notes
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HealthandBeautyDirect.com, Inc.
NOTES TO FINANCIAL STATEMENTS
JULY 14, 1999



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

HealthandBeautyDirect.com, Inc. (the Company) was formed as a Delaware corporation in March 1999. It is anticipated that the assets, liabilities and business of Transforming Cosmetics, a Maryland general partnership, will be transferred to the Company. Transforming
Cosmetics provides direct response marketing services to various clients and distributes its own line of cosmetics under the brand name Linda Seidel Natural Cover.

Cash and Cash Equivalents

For purposes of the balance sheet, the Company considers all investments purchased with a maturity of three months or less to be cash equivalents.

Estimates

The preparation of a balance sheet in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

NOTE 2 - STOCKHOLDERS' EQUITY

The Company is authorized to issue 10,000,000 shares, par value $.01 of stock. The number of shares of common stock authorized is 9,800,000. The company is also authorized to issue 200,000 shares of preferred stock, however, there is no preferred stock issued or outstanding as of July 14, 1999.

The Company issued one share of common stock for $500 on June 30, 1999.


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HEALTHANDBEAUTYDIRECT.COM, INC.
CROSS-REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS OF:

PART I -- INFORMATION REQUIRED IN PROSPECTUS

Form SB-2 Item Number and Caption           Caption in Prospectus

1. Front of registration statement and
   outside front cover of prospectus        Outside front cover page of
                                            prospectus
2. Inside front and outside back cover
   pages of prospectus                      Inside front cover page of
                                            Prospectus
3. Summary information and risk factors     Prospectus summary; risk
                                            factors
4. Use of proceeds                          How we intend to use the
                                            proceeds of this offering
5. Determination of offering price          Plan of distribution -
                                            determination of offering
                                            price
6. Dilution                                 Dilution
7. Selling security holders                 Not applicable
8. Plan of distribution                     Plan of distribution
9. Legal proceedings                        Business -- legal
                                            proceedings
10. Directors, executive officers,
    promoters and control persons           Management
11. Security ownership of certain
    beneficial owners and management        Principal shareholders
12. Description of securities               Description of capital
                                            stock
13. Interest of named experts and counsel   Not applicable
14. Disclosure of commission position on    Management -- limitation
    indemnification for securities act      and indemnification of
                                            liability of
                                            officers and directors
15. Organization within last five years     Business - organization of
                                            HBD
16. Description of business                 Prospectus summary; risk
                                            factors;
                                            business; certain
                                            transactions
17. Management's discussion and analysis
    or plan of operation                    Management's discussion and
                                            analysis of financial
                                            condition
                                            and results of operations
18. Description of property                 Business - facilities
19. Certain relationships and related
    transactions                            Certain transactions
20. Market for common equity and related
    shareholder matters                     Risk factors; shares
                                            eligible for future sale
21. Executive compensation                  Management: executive
                                            compensation
22. Financial statements                    Index to financial
                                            statements
23. Changes in and disagreements with
    accountants on accounting and
    financial disclosure                    Not applicable


 PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     The Registrant's Certificate of Incorporation, Article Ninth, provide that a director of the Registrant shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by Delaware law. The Article also provides that the Registrant may indemnify anyone who is or was an officer, director or employee of the Registrant, or who is or was an officer, director or employee of any other enterprise at the request of the Registrant, to the full extent permitted by Delaware law.

     Insofar as indemnification for liabilities arising under the Securities Act, indemnification may be permitted to directors, officers or persons controlling the Registrant as described in the foregoing section. The Registrant has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Expenses of the Registrant in connection with the issuance and distribution of the securities being registered are estimated as follows, assuming the Maximum offering amount is sold:

Securities and Exchange Commission filing fee     $     1,668
Blue sky fees and expenses                             12,000
Accountant's fees and expenses                         25,000
Special counsel's fees and expenses                    50,000
General counsel's fees and expenses                     7,500
Printing                                               14,000
Postage                                                14,000
Marketing expenses                                     45,000
Chicago Stock Exchange listing fees                    15,000
Miscellaneous                                             832
     Total                                          $ 185,000
(The Registrant will bear all expenses shown above.)

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES.

The Registrant has not sold any securities within the past three years.

ITEM 27.  EXHIBITS

     The exhibits listed below are filed as part of this Registration Statement as described in Item 601 of Regulation S-B.

 Exhibit No.                Description
*   3.1     Amended and Restated Certificate of Incorporation
*   3.2     Corporate By-laws
*   4.1     Article II, pages 1-6, of the By-laws (Reference is made to
            Exhibit 3.2)
*   4.2     Text and description of the form of certificate of common
            stock certificate
*   5       Opinion and consent of counsel
*   10.1    Employment Contract with Linda Seidel
*   10.2    Management Services Agreement
*   23.1    Consent of Naden/Lean, LLC.
*   23.2    Consent of counsel (reference is made to Exhibit 5)
*   24      Power of Attorney
**  27      Financial Data Schedule
*   99.1    Share Purchase Order Agreement
*   99.2    Impound Agreement
*   99.3    Lock-In Agreement

*   Filed with the original SB-2 and previous amendments
**  Filed with this amendment no. 6[/R]

ITEM 28.  UNDERTAKINGS.

(a)   The Registrant hereby undertakes that it will:

(1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by section 10(a)(3) of the Securities Act;
(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and
(iii) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant as described in the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this pre-effective amendment number 6 to the registration statement to be signed on its behalf by the undersigned, in the County of Baltimore, State of Maryland, on December 27, 1999.

HealthandBeautyDirect.com, Inc.


By S/Brian M. Fraidin,
Chief Executive Officer & Director


In accordance with the requirements of the Securities Act of 1933, this pre-effective amendment number 6 to the registration statement was signed by the following persons in the capacities and on the dates stated.

Signature                      Title                     Date


S/Brian M. Fraidin      Chairman of the Board        December 27, 1999
                        of Directors

S/Brian M. Fraidin      Principal Executive Officer  December 27, 1999
                        and Director

S/Brian M. Fraidin      Principal Financial Officer  December 27, 1999

S/Vipul Munjal          Principal Accounting Officer December 27, 1999

S/Steven Zwagil         Director                     December 27, 1999

S/Linda Seidel          Director                     December 27, 1999

S/David Dougherty       Director                     December 27, 1999

S/Todd Foreman          Director                     December 27, 1999

S/Brian M. Fraidin                                   December 27, 1999
Attorney in Fact

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